Exhibit 15.3

Beskauga Copper-Gold Project, Republic of Kazakhstan, Mineral Resource Estimate

S-K 1300 TECHNICAL REPORT SUMMARY

PREPARED FOR: Arras Minerals Corp.

Click here to enter Report Number…

27 February 2024

Prepared by

Mr. Timothy Barry, MAusIMM (CP)., Arras Minerals Corp.

&

Archer, Cathro & Associates (1981) Limited

Report prepared for

Client Name	Arras Minerals Corp.
Project Name/Job Code
Contact Name	Tim Barry
Contact Title	CEO
Office Address	Suite 1605, 777 Dunsmuir Street, Vancouver, BC, V7Y 1K4, Canada

Report issued by

Filename	Archer Cathro
Last Edited	27 February 2024
Report Status	Final

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Contents

Report prepared for	I
Report issued by	I
1 Executive Summary	8
1.1 Introduction	8
1.2 Location and Tenure	8
1.3 Accessibility, Climate, Local Resources, Infrastructure and Physiography	9
1.4 History	9
1.5 Geology and Mineralization	9
1.6 Deposit Types	11
1.7 Exploration	11
1.8 Drilling	11
1.9 Sample Preparation, Analyses and Security	12
1.10 Mineral Processing and Metallurgical Testing	13
1.11 Mineral Resource Estimate	14
1.12 Adjacent Properties	15
1.13 Interpretation and Conclusions	15
1.14 Recommendations	16
2 Introduction	18
2.1 Registrant	18
2.2 Terms of Reference	18
2.3 Sources of Information	18
2.4 Qualified Persons	19
2.5 Qualified Person Property Inspection	19
2.6 Previous Resource Estimates.	19
3 Property Description	20
3.1 Location of Property	20
3.2 Area of Property	21
3.3 Mineral Tenure	21
3.3.1 Kazakhstan Mining Code	21
3.3.2 Beskauga Project	22
3.3.3 Beskauga Licence	22
3.3.4 Stepnoe and Ekidos Exploration Licences	24
3.3.5 Beskauga East and Beskauga West Exploration Licenses.	25
3.4 Tenure Agreements and Encumbrances	25
3.4.1 Beskauga Mineral Licence Option Agreement	25
3.4.2 Ekidos-Stepnoe JV agreement	26
3.5 Environmental Liabilities	26
3.6 Risks	26

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

4 Accessibility, Climate, Local Resources, Infrastructure and Physiography	27
4.1 Topography, Elevation and Vegetation	27
4.2 Access to Property	27
4.3 Climate	27
4.4 Infrastructure	28
4.4.1 Sources of Power	28
4.4.2 Water	28
4.4.3 Local Infrastructure and Mining Personnel	28
4.4.4 Property Infrastructure	29
4.4.5 Adequacy of Property Size	29
5 History	30
5.1 Historical Exploration	30
5.1.1 Soviet Period	30
5.1.2 Goldbelt Resources	30
5.2 Previous Exploration by Copperbelt	31
5.3 Historical Mineral Resource Estimates	31
6 Geological Setting, Mineralization and Deposit	32
6.1 Regional Geology and Metallogeny	32
6.1.1 Central Asian Orogenic Belt in Northeastern Kazakhstan	34
6.2 Property Geology	36
6.3 Mineralization and Alteration	39
6.4 Deposit Type	42
6.4.1 Mineralization Styles	43
6.4.2 Conceptual Models	44
7 Exploration	46
7.1 Geophysics	46
7.2 Diamond Drilling	50
7.2.1 Collar Surveying	55
7.2.2 Downhole Surveying	55
7.2.3 Core Logging and Photography	56
7.2.4 Core Sampling	56
7.2.5 Significant Intervals	56
7.2.6 Interpretation	57
7.3 KGK Drilling	58
7.3.1 Sampling and Results	58
7.4 Hydrogeology Studies	64
7.5 Geotechnical Studies	65
7.6 Regional Evaluation	67
8 Sample Preparation, Analyses and Security	68
8.1 Sample Preparation and Security	68
8.2 Analytical Method	70
8.3 Quality Assurance and Quality Control	70

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

8.3.1 Internal Laboratory QA/QC	71
8.3.2 Certified Reference Materials	74
8.3.3 Blanks	85
8.3.4 Duplicates	87
8.3.5 Laboratory Umpire Analysis	90
8.4 Author’s Opinion on Sample Preparation, Security and Analytical Procedures	91
9 Data Verification	92
9.1 Internal Data verification	92
9.2 Site Visit	92
9.3 Data Verification by Qualified Person	92
9.4 Qualified Person’s Opinion on Data Adequacy	93
10 Mineral Processing and Metallurgical Testing	94
10.1 Sample Selection	94
10.2 Metallurgical Test Results	95
10.3 Conclusions, Risks and Other Factors	102
11 Mineral Resource Estimates	103
12 Mineral Reserve Estimates	113
13 Mining Methods	114
14 Process and Recovery Methods	115
15 Infrastructure	116
16 Market Studies	117
17 Environmental Studies, Permitting and Plans, Negotiations or Agreements with Individuals or Groups	118
18 Capital and Operating Costs	119
19 Economic Analysis	120
20 Adjacent Properties	121
21 Other Relevant Data and Information	122
22 Interpretation and Conclusions	123
23 Recommendations	124
24 References	125
25 Reliance on Information by the Registrant	126
26 Date and Signature Page	127

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

27 Abbreviations and Units of Measurement	128

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Figures

Figure 1: Location of the Beskauga Project in Kazakhstan in relation to the major cities (coordinate grid is WGS84, geographic coordinates)	20
Figure 2: Location of the Beskauga Project licences (coordinates are WGS84/UTM Zone 43N).	21
Figure 3: Drilling on the Beskauga deposit	28
Figure 4: Location of the town of Ekibastuz in relation to the mineral licences owned by Arras Minerals	29
Figure 5: Simplified tectonic map of the Altaid and Transbaikal-Mongolian orogenic collage in central Eurasia	33
Figure 6: Geotectonic map of the Paleozoic of Kazakhstan and contiguous China, showing the location of the Beskauga deposit (from Windley et al., 2007)	34
Figure 7: Schematic tectonic map of the CAOB in northeast Kazakhstan showing mineral deposits.	36
Figure 8: Location of the Beskauga prospect within the larger Beskauga Project area	37
Figure 9: Stratigraphic column showing the Beskauga sedimentary-volcanic succession.	38
Figure 10: Beskauga igneous suite of rocks.	39
Figure 11: Geological map of the Beskauga deposit area, showing drillhole collars. Section line A-A’ (Figure 12) is also shown.	40
Figure 12: Cross section A-A’ through the Beskauga deposit, looking W (section location is shown on Figure 11)	41
Figure 13: Plot of gold grade vs total resources for selected gold-rich porphyry projects globally	43
Figure 14: Cartoon cross-section of a porphyry copper deposit showing idealized alteration zoning and relationship to mineralization (from Berger et al., 2008).	44
Figure 15: Anatomy of a porphyry mineral system showing the spatial relationship between a centrally located porphyry deposit with skarn, carbonate-replacement, sediment-hosted and epithermal vein type deposits. From Sillitoe (2010).	45
Figure 16: Magnetic anomaly map (Total Magnetic Intensity) and grid points for the magnetic survey	46
Figure 17: IP anomaly map of chargeability over the Beskauga deposit – depth slice at 300 m.	47
Figure 18: AN-2 Aircrafts and exterior of CS-3 Magnetometer on Tail Stinger	48
Figure 19: RMI-RTP 2021 Airborne magnetic survey over Beskauga, Stepnoe and Ekidos license	49
Figure 20: 2023 Beskauga ground magnetics survey field crew with equipment and magnetometers.	50
Figure 21: Beskauga Main drill collars	55
Figure 22: Location of the shallow KGK holes drilled by Dostyk between 2007 and 2017	59
Figure 23: Cu geochemical anomalies from KGK drilling and Soviet drilling	60
Figure 24: Au geochemical anomalies from KGK drilling	61
Figure 25: Location of the shallow KGK holes drilled by Arras Minerals 2021 and 2022 drilling campaigns.	62
Figure 26: Cu geochemical anomalies from 2021-2022 KGK drilling.	63
Figure 27: Au geochemical anomalies from 2021-2022 KGK drilling.	64
Figure 28: Dostyk LLP storage facility with core and crushed duplicate samples.	69
Figure 30. OREAS 209 Shewhart Control Chart for gold	76
Figure 31. OREAS 501b Shewhart Control Chart for gold	76
Figure 32. OREAS 501b Shewhart Control Chart for copper	77
Figure 33. OREAS 502b Shewhart Control Chart for gold	77
Figure 34. OREAS 503b Shewhart Control Chart for gold	78
Figure 35. OREAS 503b Shewhart Control Chart for copper	78
Figure 36. OREAS 54Pa Shewhart Control Chart for gold	79
Figure 37. OREAS 54Pa Shewhart Control Chart for copper	79
Figure 38. OREAS 152a Shewhart Control Chart for gold	80
Figure 39. OREAS 152a Shewhart Control Chart for copper	80
Figure 40. OREAS 503d Shewhart Control Chart for gold	81
Figure 41. OREAS 503d Shewhart Control Chart for copper	81
Figure 42. OREAS 505 Shewhart Control Chart for gold	82
Figure 43. OREAS 505 Shewhart Control Chart for copper	82
Figure 44. OREAS 506 Shewhart Control Chart for gold	83
Figure 45. OREAS 506 Shewhart Control Chart for copper	83
Figure 46. OREAS 606 Shewhart Control Chart for gold	84
Figure 47. OREAS 606 Shewhart Control Chart for copper	84
Figure 48. 2021 Blanks - control chart for gold	86

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Figure 49. 2021 Blanks - control chart for copper	86
Figure 50. Linear regression of gold for duplicates from 2013	87
Figure 51. Linear regression of copper for duplicates from 2013	88
Figure 53. Linear regression of gold for duplicates from 2021-2023 Arras drilling campaigns	89
Figure 54. Linear regression of copper for duplicates from 2021-2023.	89
Figure 33: Linear regression of gold for duplicates	90
Figure 34: Linear regression of copper for duplicates	91
Figure 55. QEMSCAN® modal mineralogy for the sulphide phases	96
Figure 56. Ammtec “Average Grade” rougher/scavenger grade-recovery curves	98
Figure 57. Ammtec “Average Grade” cleaner grade-recovery curves	99
Figure 41. Mineralized solids – View looking east.	104
Figure 42. Visual validation of block model copper grades vs drillhole grades	109
Figure 80: Location of the salt mine within the Beskauga Project area (coordinates are WGS/UTM Zone 43N)	121

Tables

Table 1: Mineral Resource estimate for the Beskauga deposit with an effective date of 27 December 2021	15
Table 2. Recommended Work program budget estimate.	17
Table 3: Qualified Persons – report responsibilities	19
Table 3: License table for Beskauga outlining the validity of the licences.	22
Table 4: Bonus payments under the Beskauga Option Agreement	25
Table 5: Previous Mineral Resource estimates at the Beskauga Project	31
Table 6: Summary table of the diamond drilling conducted by Dostyk between 2007 and 2017, and Arras Minerals between 2021 and 2023	51
Table 7: Collar positions, lengths, and orientations of all diamond drillholes at Beskauga Main used for the Mineral Resource estimate.	51
Table 8: Significant intervals drilled at Beskauga (>100 m intervals at >0.3 g/t Au)	56
Table 9: Summary table of the KGK drilling conducted by Dostyk between 2011 and 2022	58
Table 10: CRM grades	74
Table 13. Blank assay results for period before 2021	85
Table 14. Blank assay results 2021-23	85
Table 12: Correlation coefficient and precision values for pulp duplicates	90
Table 15 Results of optimal WAI rougher tests for three different samples	99
Table 16. Results of optimal WAI cleaner tests for three different samples	100
Table 17. Average grade from different areas of the Beskauga deposit	100
Table 18: Drillhole database files	103
Table 19. Statistics for copper, gold and silver within mineralized domains	105
Table 20. Capping values	106
Table 21: Declustered capped composite statistics.	106
Table 22: Semi-Variogram Parameters	106
Table 23: Block model dimensions and parameters	107
Table 24: Interpolation parameters	108
Table 25: Comparison of grades between block model and composites	108
Table 26: Pit optimization parameters (base case)	110
Table 27: Mineral Resource estimate for the Beskauga Project with an effective date of 27 December 2021.	111
Table 26: Work program estimate	124

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT
1	Executive Summary
1.1	Introduction

The Beskauga project is a relatively early-stage exploration stage copper-gold porphyry deposit located in the Northeast of Kazakhstan, Central Asia. This report has been written to comply with S-K 1300 reporting standards as outlined by the SEC.

As the reader reviews this report, he/she will realise that considerable follow up work needs to be completed, not least of which will be closer spaced drilling to increase the understanding of the mineral resource model and minimise the risk associated with advancing its development. There is considerable upside to further drilling as this increased data will identify upside. The presence of significant quantities arsenic as a deleterious element has been identified as well as a process to mitigate its impact on the project.

Arras Minerals Corp. (“Arras” or the “Registrant”) is a mineral exploration company based in Vancouver, Canada, listed on the TSX Venture Exchange (Ticker: ARK). On 17 August 2020, Silver Bull Resources (“Silver Bull”), a publicly listed company on the TSX (Symbol: SVB) and OTCQB (Symbol: SVBL) announced that it had entered an option to purchase agreement to acquire a 100% interest in the Beskauga Copper-Gold Project located in in the Pavlodar Province in northeastern Kazakhstan from Copperbelt, a private mineral exploration company registered in Zug, Switzerland.

On 1 April 2021, Silver Bull announced its intention to transfer the option to purchase agreement of the Beskauga project to Arras, who at the time was a 100% owned subsidiary. Silver Bull also announced its intention to issue 34.2 million shares of Arras to Silver Bull shareholders. On 27 September 2021, Silver Bull announced the completion of the share issuance.

1.2	Location and Tenure

The Beskauga Project is in Pavlodar Region, north-eastern Kazakhstan, approximately 70 km southwest of the city of Pavlodar (population ~330,000). The property comprises three contiguous licences and 2 new applications, the Beskauga Mineral Licence (40.5 km2) in the centre of the property, which has been the subject of all work carried out thus far, and the Stepnoe (370.8 km2) and Ekidos (252.1 km2) mineral exploration licences.

Two new licenses, Beskauga East (17.0km2) and Beskauga West (6.4km2) were granted to the Company on 8 January 2024. In total the property covers 686.8km2. The Beskauga deposit at approximately 51° 48'N, 76° 17'E (WGS84, Geographic Coordinates).

Kazakhstan has recently updated its mining code and all new licences are issued under this code. The new mining code, the Code on Subsoil and Subsoil Use (“the SSU Code”) was ratified on 29 June 2018 and is based on the Western Australian model. The Beskauga licence was originally issued under the older contract permitting system in Kazakhstan and gives Arras Minerals, via its agreement with the private company, Copperbelt, the right to explore for “All Minerals” (except uranium) until 31 December 2023. On May 27, 2023, the government of Kazakhstan agreed to convert the Beskauga exploration contract to an exploration license under the SSU code. On August 8, 2023, exploration license 2092-EL was granted until February 8, 2024, with the option to renew for an additional five-year period. On November 3, 2023, the exploration license 2092-EL was renewed until February 8, 2029.

The Stepnoe and Ekidos exploration licences were both granted to Arras Minerals 100% subsidiary, Ekidos LLP, on 22 October 2020 under the new mining code for an initial six-year period.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

1.3	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Beskauga deposit is located approximately 300 km from the Kazakhstan capital, Nur-Sultan (formerly Astana), which has all modern services and a well-connected international airport. Access to the Project area is via sealed highway from Ekibastuz (population ~125,000), some 40 km to the west of the Project area, or from Pavlodar, some 70 km to the northeast of the Project area. Ekibastuz is about four hours drive from Nur-Sultan. Pavlodar is also serviced by an international airport. Access around the Project area is by gravel tracks of moderate to good quality which may be temporarily closed because of severe winter weather.

The climate in the Beskauga Project region is characteristic of arid steppe with hot summers and cold winters. Precipitation is generally low, with an average annual total of 200–280 mm. Most of the precipitation falls in the summer. Seasonally appropriate mineral exploration activities may be conducted year-round, and mine operations can operate year-round with supporting infrastructure.

The region has sufficient infrastructure to host large-scale mining operations and is a sophisticated transportation and communication node, with a local economy dominated by activity in the mining and industrial sectors. Some 40% of all of Kazakhstan’s power generating capacity comes from the region. Fresh water is supplied to the area from Irtysh River via the Karaganda Canal. There is a large, well-trained labour force to draw upon for any future mining activities.

1.4	History

The Beskauga deposit was discovered by a regional shallow drilling program conducted during the Soviet period in the 1980s. Following privatisation, Licence No. MG 785 (Maikuben) issued to Goldbelt Resources via its 80% subsidiary, Dostyk LLP (Dostyk), included the Beskauga Project area. Goldbelt Resources divested its interest in Dostyk to Celtic Resources in 2000. Neither Goldbelt Resources nor Celtic Resources conducted exploration at Beskauga.

Dostyk was acquired by Cigma Metals in 2007 and by Copperbelt in 2009. Cigma Metals and Copperbelt conducted exploration at Beskauga, as well as other targets in the larger licence area. Copperbelt’s current 67.8 km2 licence only covers the Beskauga deposit; the other prospects were relinquished or divested. Two previous Mineral Resource estimates were completed for Copperbelt on the Beskauga Project by CSA Global Ltd in 2013 and by Geosure Exploration and Mining Solutions in 2015, both reported in accordance with the Joint Ore Reserves Committee Code 2012 Edition (JORC Code). Neither Mineral Resource estimate was publicly reported.

Arras Minerals Corp acquired an option on the property in 2020, and at the Report effective date had completed surface geological and reconnaissance mapping, sampling of selected historic drill-core, core drilling and regional and local geophysical surveys. An initial NI-43-101 compliant resource report was produced by Arras in 2022.

1.5	Geology and Mineralization

The Beskauga Project is in north-eastern Kazakhstan, within the “Central Asian Orogenic Belt” or CAOB that is also referred to as the “Altaid Tectonic Collage” and extends eastwards into Russia, Mongolia, and China as the Transbaikal-Mongolian orogenic collage. These combined collages extend from the Ural Mountains in Russia and Kazakhstan in the west, through Kazakhstan, Uzbekistan, Tajikistan, Kyrgyzstan, China, and Mongolia. The CAOB is a region of geological complexity characterised as a collage of numerous tectonic, structural, and stratigraphic domains, that were assembled and intermittently deformed beginning in the Late Neoproterozoic through the Paleozoic to the early Mesozoic, with accretion essentially complete by about 250 Ma. This makes the CAOB the most extensive and long-lived accretionary orogen globally. It progressively developed through the accretion of island arcs, ophiolites, oceanic islands, seamounts, accretionary wedges, oceanic plateaux, and microcontinents in a manner comparable with that of circum-Pacific Mesozoic–Cenozoic accretionary orogens. The CAOB is one of the world’s most richly mineralised regions and contains several world class porphyry copper-gold/molybdenum and epithermal gold deposits.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

The Beskauga Project, as well as the producing Bozshakol porphyry Cu-Au deposit, are in the western part of the CAOB, namely the Late Cambrian to Early Ordovician Bozshakul–Chingiz (BC) magmatic-arc terrane, within the Kazakhstan Orocline. The BC arc is one of the major tectonic units in the western CAOB, extending for more than 1000 km and considered part of the larger Kipchak arc.

Beskauga is a gold-rich, copper-gold porphyry-epithermal deposit with elevated grades of silver and molybdenum. The project area is underlain by sedimentary and volcanogenic-sedimentary rocks of Ordovician age, that have been intruded by intrusives ranging in composition from gabbro-diorite to quartz diorite and granodiorite. These intrusive rocks represent the major portion of the Beskauga Main deposit area. Porphyry-style, copper-gold mineralisation in the Beskauga Main deposit is largely hosted within diorite and monzodiorite, whereas the Beskauga South gold mineralisation is hosted within porphyritic andesite, intruded by mineralised dykes of microdiorite. Post-mineral dykes of porphyritic diorite, basalt and basaltic andesite also cut the host sequence. The deposit area is covered by 10–40 m cover of younger sediments of upper Eocene and Quaternary age.

At Beskauga Main, a monzodiorite has been intruded into an extensive area of medium grained, equigranular diorite, and forms a “bullseye” magnetic high. The diorite surrounding the monzodiorite intrusion forms a broad concentric de-magnetised zone, coincident with an IP chargeability anomaly. This diorite is host to the bulk of the mineralisation identified to date, as stockwork mineralisation and intense sheeted veining on the eastern flank of the monzodiorite. Intrusive relationships and timing relative to mineralisation have not been clearly established. In 2021, Arras Minerals commissioned the Mineral Deposits Studies Group Unit (MDRU) at the University of British Columbia, to carry out U-Pb geochronology and trace element analysis of zircon on a drill core sample of the host diorite. A weighted mean 207Pb-corrected, 206Pb/238U age, yielded a late Ordovician age of 457.1 ± 3.3 Ma. As this is the age of the host diorite, this should be considered the maximum age of the mineralisation.

Beskauga is interpreted by Arras Minerals to represent a gold-rich porphyry Cu-Au deposit that has been overprinted by high-sulphidation epithermal mineralisation, either through telescoping or due to clustering of multiple porphyry centres in the Beskauga licence. The overprinted portions of the system are characterised by tennantite (±tennantite-enargite) as the major Cu-sulphide species. The overprinted portion of the Beskauga deposit frequently returns assays exceeding 4 g/t AuEq.

The principal metallic minerals at Beskauga include chalcopyrite, pyrite, tennantite, enargite, bornite and molybdenite, with magnetite and hematite also present. QEMSCAN mineralogy indicates that chalcopyrite and pyrite are the dominant sulphides with subordinate tennantite and chalcocite. Both historical and re-assays show that there is a close correlation between gold and copper grades. Sulphides occur as fine-grained disseminations as well as in stockwork veins and veinlets. The occurrence of significant tennantite at Beskauga is not unusual for gold-rich porphyry systems, particularly those with a high-sulphidation overprint, but does have metallurgical implications.

The highest-grade core of the Beskauga Main deposit is associated with advanced argillic alteration, comprised of kaolinite-dickite-illite-smectite, confirmed by on-going TerraSpec SWIR/NIR spectroscopy. The sheeted veining and stockwork mineralisation hosted within the diorite are generally associated with intense argillic (illite-smectite ± kaolinite) overprinting of earlier potassic (k-feldspar-biotite-magnetite-quartz) alteration. The argillic overprint gradually decreases with depth, eventually giving way to largely unaffected potassic alteration beyond approximately 700 – 850 m. At these depths, argillic alteration persists only as local alteration around faults and fractures. The adjacent monzodiorite which hosts variable mineralisation, including distinctive chalcopyrite-magnetite and chalcopyrite-only veins, is potassic (biotite-k-feldspar-magnetite) altered all the way up to the bedrock surface.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Prior to Arras Minerals acquiring the Beskauga project, minimal work was completed to determine the geometry and zonation of alteration and mineralisation. This represents a substantial gap in the Project and presents an opportunity to improve modelling and resource extension targeting. During 2021, Arras Minerals re-analysed 18 historical drillholes for multi-element lithogeochemistry and the results announced in company news releases dated 05 and 07 November 2021. The primary objective of the re-assay program was to validate and increase the confidence in the 45,059 meters of historical drilling, as well as to provide the geochemical tools needed to map alteration and lithology across the deposit.

1.6	Deposit Types

The Beskauga Project hosts a gold-rich, porphyry-style, copper-gold system with probable high-sulphidation epithermal overprint, associated with calc-alkaline intrusions related to island arc volcanism during the Lower Palaeozoic. Porphyry systems host most of the world’s copper deposits, and mineralisation typically forms at shallow levels (in the upper 4 km of the crust) as low-grade disseminations associated with a halo of hydrothermal alteration related to an intrusion, which may range in composition from diorite to granodiorite and granite. These deposits form by precipitation of mineralisation from magmatic hydrothermal fluids enriched in metals. Owing to their relationship with hydrothermal fluids, porphyry copper deposits display a consistent, broad-scale alteration-mineralisation zoning pattern related to these fluids, comprising a core of potassic alteration, surrounded sequentially outwards by phyllic and propylitic alteration, with the zone of potassic alteration typically being of primary importance for copper mineralisation. Primary (hypogene) copper mineralisation typically occurs as chalcopyrite and bornite.

1.7	Exploration

In 2009–2010, a ground-based magnetic and dipole-dipole induced polarization (IP) survey was carried out over the Beskauga deposit area. The chargeability data has a spatial correlation with the mineralisation defined by the drilling and indicates that the mineralizing system may be much larger than identified to date. Increasing chargeability values with depth suggests that the deposit drilled thus far, lies on the upper part of the “pyritic” halo of a mineralized porphyry system, with an insignificant erosional truncation. However, the deeper extensions of the deposit have never been drill-tested.

Arras is currently conducting a compilation of regional geophysical surveys, 1:250,000 geological mapping, Shuttle Radar Topography Mission (SRTM) and Landsat ASTER images to support exploration targeting within the larger project area.

In 2021, Arras Minerals commissioned SPC Geoken LLP to conduct a high resolution airborne magnetic survey, over the Beskauga and neighbouring Ekidos and Stepnoe licence areas, with flight lines-oriented east-west. The survey was flown at 70 m ground clearance with a line spacing of 100 m and tie-lines of 1000 m. QA/QC and inversion of the resulting magnetic data was carried out by Condor North Consulting, ULC., Vancouver.

1.8	Drilling

Between 2007 and 2017, Dostyk undertook both diamond and KGK (hydraulic-core lift) drilling at Beskauga. A total of 112 diamond drillholes, totalling 45,059.5 m was completed over this period at either HQ or NQ diameter, with hole depths between 150 m and 1170 m.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

The coordinates of points (drillholes) were determined by using high precision geodetic sets single-frequency 12-channel global positioning system (GPS) Trimble R3 (base station + mobile receiver with GPS antenna on a telescopic rod. All drillholes have downhole surveys completed by the drilling contractor using an IEM-36 instrument. Surveys were completed every 20 m of the downhole length and are taken after the drilling has been completed. Core was split using a diamond saw and half-core was sampled based on geological contacts, and the sample length was generally between 0.5 m and 1 m, with a lesser proportion up to 2 m.

KGK or hydraulic-core lift drilling is a system designed to drillholes for geochemical sampling and geological mapping of cover sediments and basement rocks. The method was developed in the Soviet Union and is in general like “wet” reverse circulation (RC) drilling. KGK drilling was carried out between 2011 and 2014 to collect geochemical samples through the Quaternary cover. The depths of drillholes ranged from 22 m to 65 m and holes were typically terminated within 5 m of intersecting bedrock. A total of 1,556 KGK holes, totalling 52,529.9m were drilled by Dostyk.

Arras Minerals has drilled an additional 32 holes, totalling 22,371.6m exploring the depth and lateral extensions to the Beskauga mineralization as well as exploring several local and regional exploration targets. In addition, Arras Minerals drilled 860 KGK holes for 32,171.9m confirming and expanding on the historic KGK drilling.

A total of 144 diamond holes 1,606 holes were drilled for a total of 52,580 m, and some 2,496 samples were taken and analysed. Geochemistry defined the outlines of the mineralized intrusive and a map of primary (in-bedrock) dispersion haloes of copper, gold, molybdenum, zinc, and other associated elements was compiled.

1.9	Sample Preparation, Analyses and Security

Sample preparation was carried out at the Dostyk facility in Ekibastuz. Half-core samples were dried, weighed, crushed, and screened to -2 mm and thereafter a ~1 kg split was milled to 200 mesh fineness (-90 µm) with the remaining crushed samples stored on site. Milled pulps were split and sent to the Stewart Assay and Environmental Laboratory (SAEL) in Kara-Balta, Kyrgyzstan for the gold fire assay (FA) and copper, molybdenum, silver ICP-OES (inductively coupled plasma-optical emission spectrometry) analysis. All equipment used for sample crushing and milling was cleaned and blown with compressed air after each sample. In addition, after each batch of samples, a clean blank sample was passed though the equipment. The sample preparation area was subject to compulsory wet cleaning once a day. The split core and crushed duplicate samples are stored in the specifically equipped sample storage facility in Ekibastuz, which can be locked and has on-site security.

The Stewart Assay and Environmental Laboratories LLC (SAEL) has been utilised by Dostyk as the primary laboratory from 2007 to now, with all results used for the Mineral Resource estimate provided by SAEL. Umpire assays were carried out at Genalysis Laboratory in Perth, Australia.

At both SAEL and Genalysis, Samples were analysed for gold using FA with an atomic absorption spectrometry (AAS) finish with a 30 g bead used in the FA process. A further 33 elements were determined by an aqua regia digest followed by ICP-OES measurement of elemental concentrations.

Historical quality assurance/quality control (QA/QC) samples were comprised of certified reference materials (CRMs), blanks, duplicates, and umpire assays. CRMs used were OREAS 209, OREAS 501b, OREAS 502b, OREAS 503b, and OREAS 54Pa. A total of 187 gold CRMs and 124 copper CRMs were analysed, representing 0.52% and 0.34% respectively, of the 36,271 samples in the database, well below the recommended rate for CRMs. A total of 318 blank samples (0.9% of all samples) were submitted for analysis, although no information was provided regarding the acquisition and preparation of the blank samples. Of all the blank material sampled, the majority had below detection or very low values reported, indicating that there is little contamination overall. In 2013, 97 pulp duplicates were submitted for re-assay and the results show relatively good repeatability. However, this only represents one year and 0.27% of all samples and in addition no core duplicates were submitted, representing a significant gap in QA/QC.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

External control check assays at Genalysis, were completed on 966 samples (2.7% of all assays) and results show relatively good repeatability and similar distribution for gold and copper, although there is a slight positive bias towards the original results, especially for the copper grades.

In the 2021-2023 drilling campaign of 32 holes, a total of 1025 gold and copper CRMs were analysed, representing 4.98% (insertion rate 1 CRM per 20 samples) of all the 20577 samples. The CRMs used were OREAS 152a, OREAS 503d, OREAS 505, OREAS 506, and OREAS 606 which were submitted to ALS for analysis together with the samples.

It is the Qualified Person’s opinion that sample preparation and analyses were done in line with industry standards and are satisfactory. Although the number of CRM, duplicate, and blank samples are lower than what is considered standard, the quality of assays is reliable and suitable to be used for the Mineral Resource estimate.

1.10	Mineral Processing and Metallurgical Testing

Six metallurgical testing programs have been conducted on the mineralisation at Beskauga between 2009 and 2017, including initial evaluation of flotation testing on a master composite (2009), mineralogical evaluation and flotation response on average grade metallurgical composite (2010), flotation response on high grade metallurgical composite (2011), comminution and flotation optimization testing on various metallurgical composites (2015), gold optimization testing on bulk product (2017) and Toowong Process amenability testing (2017). Testing was carried out at Kazmekhanbor (Almaty, Kazakhstan), ALS Ammtec (Perth, Australia), Wardell Armstrong International (Cornwall, United Kingdom) and HRL Testing (Brisbane, Australia).

Initial laboratory testing showed copper recovery of 78.44% and concentrate grades of 18.48% Cu which were lower than desired, as well as identifying high arsenic levels in the final copper concentrate due to the presence of tennantite. Subsequent bench-scale test work focused on the testing of a starter pit composite and an average copper grade composite, which enabled a rougher/scavenger stage to recover most of the mineralisation into a low concentrate mass (at a primary grind size P80 of 120 µm), followed by regrinding the rougher/ scavenger concentrate and then utilising three-stage cleaning to produce a final copper concentrate. Concentrate grades of >22% Cu were achieved for all samples, with recoveries between 78.18% and 87.58%.

Locked cycle tests carried out on each of the Beskauga Main metallurgical composites showed that copper grades of >20% were achieved at recoveries ranging from 82.66% to 89.06%.

Cyanide leach testing was carried out on rougher and first cleaner scavenger tail products for the gold at Beskauga Main, which is primarily associated with chalcopyrite but also occurs in pyrite. Results showed that there is a high portion of cyanide soluble gold in the rougher tail and first cleaner scavenger tail products and that good recoveries (52.8% and 60.4%, respectively) could be achieved. It is proposed that a pyrite float stage on the rougher tailings stream is included to produce a gold-bearing pyrite concentrate.

The Toowong Process is an emerging hydrometallurgical treatment process designed to remove arsenic, antimony and other metalloid and non-metal penalty or hazardous elements from base and precious metal concentrates. A final copper concentrate sample was used to test the amenability of Beskauga concentrate to the Toowong process. Preliminary benchtop leaching test work demonstrated that the Beskauga Main concentrate is amenable to removal of the penalty element arsenic with this process.

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1.11	Mineral Resource Estimate

The Beskauga drill hole data was provided to Archer Cathro, on December 12, 2023, as Microsoft Excel files and imported into Geovia GEMS for validation. Data was inspected for overlapping or missing data, inconsistent hole depths, downhole survey errors, and mis-matching hole identification.

Wireframes representing mineralised areas were generated by the Company in Leapfrog. Grade shells were based on copper and gold assay data and took into consideration lithological constraints and known structural trends. One-meter composites were generated down drillholes passing through the mineralized wireframes.

Classical statistical analysis was carried out for composites within the mineralized wireframes to determine appropriate capping values for copper, gold, and silver. The top cut values for copper, gold, and silver were 3.00%, 10.0 g/t, and 25.0 g/t respectively.

Variograms were calculated and modelled for the composited sample file constrained by the corresponding mineralised envelopes using Supervisor software (version 8.14.3.2). Geostatistical analysis was carried out separately for copper, gold, and silver mineralisation.

Horizontal continuity was modeled first at twenty 18° increments. Continuity models were then created for the across strike and dip-plane orientations. Once the direction of maximum continuity was selected, a down-hole linear semi-variogram was created to determine the nugget effect.

Bulk density values were assigned to block model cells using a single bulk density value of 2.73 t/m3.

Block modelling was carried out using Geovia GEMS software (version 6.7.2). An empty block model was created to enclose the wireframe models with block sizes of 20 m x 20 m x 20 m. Copper, gold, and grades were interpolated into the empty block model using both Ordinary Kriging (OK) and Inverse Distance Weighting (IDW). The IDW method with a power of two was used to support and validate the kriged estimates.

The first search radii for all mineralised envelopes were selected to be equal to approximately one quarter of the semi-variogram long ranges in all directions. Model cells that did not receive a grade estimate from the first pass interpolation run were used in the next (second pass) interpolation with search radii equal to approximately two-thirds the semi-variogram ranges in all directions. A third interpolation run using search radii equal to the semi-variogram ranges. The model cells that did not receive grades from the first three passes were then estimated using a fourth pass with search radii equal to twice the semi-variogram ranges.

Validation of the Beskauga grade interpolation was completed using comparison of the block model and composite mean grades, visual checks on screen in sectional view to ensure that block model grades honour the general grade of downhole composites, swath plots comparing input and output grades in a semi-local sense, and comparison of the block model volume with the combined wireframe volume. There is a degree of smoothing as expected from the estimation method used, particularly evident in areas of wide spaced drilling where the number of composites was relatively low. However, the general trend in the composites is reflected in the block model.

Mineral Resources were classified using the S-K 1300 definition of Mineral Resources into Indicated and Inferred Mineral Resources. The classification is based upon an assessment of geological and mineralisation continuity, and QAQC results, as well as considering the level of geological understanding of the deposit. Classification was done by colour coding the interpolation run, with blocks falling within the first two interpolation runs classified as Indicated, and all others inferred. The resulting block model was displayed on screen and the classification of outlying blocks downgraded.

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To demonstrate potential of the Beskauga deposit for eventual economic extraction, a preliminary pit optimisation study was completed. The pit optimisation was carried out using the Mining module of the Studio NPVS software application using the Lerch-Grossman algorithm.

The Mineral Resource estimate has been reported for all blocks in the resource model that are contained within the pit and have a gross metal value (GMV) exceeding $20/t. The GMV was calculated using base-case metal prices and recoveries for copper, gold, and silver.

The Mineral Resource estimate has reasonable prospects for eventual economic extraction, and is a realistic inventory of mineralisation which, under assumed and justifiable technical and economic conditions, might, in whole or in part, become economically extractable.

Table 1:	Mineral Resource estimate for the Beskauga deposit (27 December 2021)
Category	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Indicated	111.2	0.30	0.49	1.34
Inferred	92.6	0.24	0.50	1.14

Notes:

•	A GMV $/t cut-off of $20/t was used, and the GMV formula is: GMV $/t = Au(grams)*74.5%*$56.26+ Cu(tonnes)*85%*$7.714 + Ag(grams)*50%*$0.71
•	Base metal prices considered were $3.50/lb copper, $22.00/oz silver, and $1,750/oz gold.
•	The Mineral Resource is stated within a pit shell using the base-case metal prices.
•	S-K 1300 definitions were followed for the Mineral Resource.
•	The Mineral Resource is not believed to be materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors.
•	These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.
•	The quantity and grade of reported Inferred Resources in this Mineral Resource estimate are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as Indicated or Measured; however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

1.12	Adjacent Properties

There is a working salt mine run by a private company immediately south of the Beskauga mineral licence that covers an area of 21.3 km2. The Ekidos and Stepnoe exploration licences surround the salt mining licence. There are no other mineral licences adjacent to the licence package.

In addition, Arras Minerals owns an additional 12 exploration concessions totalling approximately 2585.5km2 covering several exploration porphyry-copper prospects in the Bozshakol-Chingas Magmatic Arc.

1.13	Interpretation and Conclusions

The Beskauga deposit is a large porphyry copper-gold deposit within a magmatic arc terrain of the CAOB, that has a demonstrated pedigree for economic porphyry deposits. This updated Mineral Resource has been completed only for the Beskauga Main porphyry-style mineralisation and not for the Beskauga South mineralisation, which is gold only and may represent an epithermal overprint to the system. The indications of epithermal overprint (limited potassic and dominant argillic alteration) suggest that drilling to date may only have tested the upper part of the porphyry system.

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The work required to understand the geometry and zonation of the alteration and mineralisation at Beskauga has not been completed. This is a substantial gap in the Project status and represents an opportunity to improve modelling and resource extension targeting. At this stage, the deposit is not well understood and has not been drill tested thoroughly enough to determine the architecture and extent of the system, including the gold only Beskauga South zone. The available information suggests substantial upside potential.

The proposed work program will substantially improve understanding of the geology and economic characteristics of the Project and advance it towards a Preliminary Economic Assessment.

The work program will address several possible risks to the Mineral Resource estimate and project economics, identified in the current study. These include the following:

•	Poor geological understanding to support deposit modelling.
•	Limited density data and the measurement procedures and data have not been reviewed. A single average density value of 2.73 g/cm3 has been used which, although appropriate for the granodioritic host rock, represents a potential source of risk to the estimated tonnage.
•	Although the results of QA/QC are acceptable, the low number of QA/QC samples and general lack of duplicates in historical drilling by Dostyk represents a risk to the project. This has been addressed by Arras in the current drill program.
•	Comparison of original and umpire samples show a slight positive bias towards the original samples analysed at SAEL. This discrepancy has not been investigated further and represents a risk to the grade of the Mineral Resource estimate.
•	Concentrates produced to date contain elevated levels of arsenic that may affect the saleability of the concentrate. Although the concentrates show amenability to further processing via the Toowong Process, which removes arsenic and other deleterious elements from the concentrate, the cost of this process has not been determined and thus the presence of arsenic presents a project risk.
1.14	Recommendations

The authors recommend an additional work program by Arras on the Beskauga Project over the next 12 months should include:

•	A drill program testing the extensions of the known mineralisation at Beskauga.
•	Collection of multi-element and hyperspectral data from a selection of historical pulps and drill core to enable the design of routine analytical protocol for all additional drilling.
•	Relogging of all available drill core including detailed alteration and vein logging, and development of an appropriate Standard Operating Procedure for logging for future drilling
•	Submission of additional QA/QC samples (~5% pulp duplicates and 5% umpire samples) together with CRMs, to improve the quality control data, and design of a routine QA/QC protocol for ongoing drilling.
•	A comprehensive density testing program to confirm the density value used in the Mineral Resource estimate.
•	Integrated geological, structural, alteration, litho-geochemical and hyperspectral study to support the development of a three-dimensional (3D) geological model along with a geometallurgical domain model.
•	Additional metallurgical test work to confirm recovery and comminution parameters as well as deleterious element mitigation, with sample selection based on geometallurgical domains.
•	Follow-up on regional targets with mapping and sampling.
•	Identify power and water sources, project requirements, and begin all permitting processes.

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•	Address any other gaps to be filled to advance the Project towards a Mineral Resource update and Preliminary Economic Assessment.

These items should be carried out concurrently as a single phase of work over the next 12 months.

The authors estimate that the total cost of the next phase work program is approximately US$1.5 million.

Table 2. Recommended Work program budget estimate.

Item	Cost in US$
Drilling of 6,000 m at Beskauga (exploration to test extensions of deposit	600,000
Mapping & Sampling	200,000
Geophysics	180,000
Study of infrastructure	20,000
QAQC sampling and density testing	50,000
Additional metallurgical testing	100,000
In-country general and administration and logistics	400,000
Total	1,500,000

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2	Introduction
2.1	Registrant

On 17 August 2020, Silver Bull Resources (“Silver Bull”), a publicly listed company on the TSX (Symbol: SVB) and OTCQB (Symbol: SVBL) announced that it had entered an option to purchase agreement to acquire a 100% interest in the Beskauga Copper-Gold Project located in in the Pavlodar Province in northeastern Kazakhstan from Copperbelt, a private mineral exploration company registered in Zug, Switzerland.

On 1 April 2021, Silver Bull announced its intention to transfer the option to purchase agreement of the Beskauga project to a 100% owned subsidiary company incorporated in British Columbia, Canada, called Arras Minerals Corp (“Arras”). Silver Bull also announced its intention to issue 34.2 million shares of Arras to Silver Bull shareholders. On 27 September 2021, Silver Bull announced the completion of the share issuance.

Following the completion of the share issuance, Arras emerged as an independent private Canadian-based mineral exploration company engaged in exploring for copper and gold in Kazakhstan. In June 2022, Minerals listed on the TSX Venture Exchange (Symbol: ARK).

2.2	Terms of Reference

Arras commissioned The Authors to prepare an updated resource report on the Beskauga Copper-Gold Project. The mineral Resource estimate has been prepared in accordance with Mineral resources are reported using the definitions in Regulation S–K 1300 (S–K 1300), under Item 1300.

As per an agreement announced on 17 August 2020, Arras has the option to purchase a 100% interest in the Beskauga Project from Copperbelt.

Only Mineral Resources are estimated – no Mineral Reserves are defined. The report is intended to enable the Registrant and potential partners to reach informed decisions with respect to the Project.

The principal authors of this report are Matthew Dumala and Tim Barry, who are Qualified Persons according to S-K 1300 standards.

The Date of this report is 27 February 2024. The report is based on technical information known to the author and The Authors at that date.

The Registrant reviewed draft copies of this report for factual errors. Any changes made because of these reviews did not include alterations to the interpretations and conclusions made. Therefore, the statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this report.

All measurement units used in this Report are metric unless otherwise noted, and currency is expressed in United States dollars (US$) as identified in the text. The Kazakhstan currency is the Kazakhstani tenge (₸).

2.3	Sources of Information

This report is based, in part, on internal Arras technical reports and maps, consultants’ reports, and public information as listed in Section 27 (References) of this Technical Report. Previous Mineral Resource estimates for the Beskauga Project have been reported under both the JORC and NI43-101 Codes by “CSA Global Ltd.” in February 2021 (NI43-101) and November 2013 (JORC) and by Geosure Exploration and Mining Solutions Pty Ltd in January 2015 (JORC).

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The various studies and reports have been collated and integrated into this report by Tim Barry. The Authors have taken reasonable steps to verify the information provided, where possible.

This report includes technical information that requires calculations to derive subtotals, totals, and weighted averages, which inherently involve a degree of rounding and, consequently, introduce a margin of error. Where this occurs, the authors do not consider it to be material.

2.4	Qualified Persons

This report was prepared by the Qualified Persons listed in Table 3.

Table 3:	Qualified Persons – report responsibilities
Qualified Person	Report section responsibility
Tim Barry – CEO, Arras Minerals Corp.	1 (excluding 1.11), 2, 3, 4, 5, 6, 7, 8, 10, 11, 12.1, 13 and 15–27 inclusive: Property visit in Nov 2023.
Archer, Cathro & Associates (1981) Limited	Sections 1.11, 2, 11, 12

The Authors are Qualified Persons with the relevant experience, education, and professional standing for the portions of the report for which they are responsible.

2.5	Qualified Person Property Inspection

Multiple visits to the Beskauga Project were completed by Tim Barry, with his latest visit from 6 November 2023 – 24 November 2023 and meets the requirements of a site visit under section 9.2 of S-K 1300.

Archer, Cathro & Associates (1981) Limited has not conducted a site visit due to work visa requirements.

2.6	Previous Resource Estimates.

The principal document used in report preparation was:

•	Underwood, D, Dumala, M, 2022: Beskauga Copper-Gold Project, Pavlodar Province, Republic of Kazakhstan. Reported prepared by Archer Cathro Ltd., effective date 20 February 2022.

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3	Property Description
3.1	Location of Property

The Beskauga Project is in Pavlodar region, north-eastern Kazakhstan, approximately 300 km east-northeast of Nur-Sultan (formerly Astana), the capital of Kazakhstan (Figure 1) and approximately 70 km southwest of the city of Pavlodar (population ~330,000), and approximately 65 km east of the town of Ekibastuz (population ~125,000). The property comprises three contiguous licences, the Beskauga mineral licence in the centre of the property (which has been the subject of all work carried out thus far) and two additional mineral exploration licences, termed “Stepnoe” and “Ekidos” (Figure 2). The centre of the property lies at approximately 51°48'N, 76°17'E (WGS84, geographic coordinates).

Figure 1:	Location of the Beskauga Project in Kazakhstan in relation to the major cities (coordinate grid is WGS84, geographic coordinates)

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Figure 2:	Location of the Beskauga Project licences (coordinates are WGS84/UTM Zone 43N).
3.2	Area of Property

The Beskauga licence is 40.3 km2 (6,780 hectares) in area, and the Stepnoe (370km2) and Ekidos (251km2) licences, bringing the total area held or under option to 661.3 km2 (66,130 hectares).

In November 2023, Arras Minerals located submitted 2 additional applications to cover newly released areas between the original Beskauga Contract and the Stepnoe and Ekidos exploration licenses. These applications were accepted in December 2023 and the Company was granted these licences on 8 January 2024.

3.3	Mineral Tenure
3.3.1	Kazakhstan Mining Code

Kazakhstan has recently updated its mining code and all new licences are issued under this code. The new mining code, the Code on Subsoil and Subsoil Use (“the SSU Code”) was ratified on 29 June 2018 and is based on the Western Australian model. Under the SSU Code, Kazakhstan transferred from a contractual regime to a licensing regime for solid minerals (except for uranium, which remains under a contractual regime). The purpose has been to boost investment in exploration and mining in Kazakhstan and remove administrative burdens for subsoil users. The mining industry in Kazakhstan accounts for about 14% of gross domestic product and more than 20% of exports and is seen as a key industry.

Under the Kazakhstan Constitution, the subsoil is owned by the state. In regulating the mining sector, the state is represented by the competent authority, the Ministry of Industry, and Infrastructural Development (MIID), which is authorised to grant and terminate subsoil use rights (SURs) and control compliance obligations related to SURs. Under the new mining code, SURs are granted under subsoil use licences (SULs), either for exploration or mining. Under the previous regime, SURs were granted under contracts for the right of exploration, mining, or combined exploration and mining (SUCs).

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Exploration licences are granted for up to six years with the possibility of an extension for five more years and provide an exclusive right to use the subsoil for the purpose of exploration and for assessment of resources and reserves for subsequent mining. If a deposit is discovered, the exploration licence holder has an exclusive right to obtain a mining licence if the discovery is confirmed by a report on estimation of resources and reserves of solid minerals. The SSU Code entitles subsoil users to estimate resources and reserves under the KAZRC standard, which is aligned with the CRIRSCO, JORC and CIM reporting codes.

Under the older contractual permitting system, a company agreed to meet certain milestones and expenditure. Despite a new mining code being in place, obligations under existing contracts are still enforced. Should a company fail to meet its obligations as stated in the contract, or the company needs to extend or change the terms, the company can approach the government and add an “Addendum” to the contract.

The SSU Code is the principal law regulating the mining sector, with detail provided by several government decrees and ministerial orders. Mining of precious metals is also affected by the Law on Precious Metals and Precious Stones (the “Precious Metals Law”) under which the Kazakhstan National Bank can exercise a priority right to buy fine gold. Other relevant legislation includes the Tax Code, the Land Code, and the Environmental Code.

3.3.2	Beskauga Project

Arras Minerals’ Beskauga Project consists of three licences: the Beskauga licence, which was issued under the older permitting system, and the Ekidos and Stepnoe licences which were issued under the new SSU Code in October 2020. The Beskauga licence is held by Dostyk, a Kazakh entity 100% owned by Copperbelt, a private mineral exploration company registered in Switzerland with which Arras Minerals has an option agreement (see Section 3.4.1). The Ekidos and Stepnoe licences are held by Ekidos LLP, a Kazakh entity 100% controlled by Arras Minerals (See Table 3 below).

Table 3:	License table for Beskauga outlining the validity of the licences.
Licence Name	Licence Number	Issue Date	Expiry Date	Comment
Beskauga	2092-EL	October 21, 2001	February 8, 2029	Original Mining contract converted to Exploration License in Nov 2023.
Ekidos	875-EL	October 22, 2020	October 22, 2026	6 Year exploration period. Can be renewed for an additional 5 years
Stepnoe	876-EL	October 23, 2020	October 23, 2026	6 Year exploration period. Can be renewed for an additional 5 years
Beskauga NE				New applications, license Pending
Beskauga W				New applications, license Pending
3.3.3	Beskauga Licence

Dostyk maintains minerals rights for the Beskauga deposit based on Licence No. 785 (series MG) dated 8 January 1996, and a series of subsequent contracts and addendums as per the Republic of Kazakhstan legislation.

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The subsoil right for the Beskauga area was initially acquired by Goldbelt Resources Ltd in 1996 as part of a much larger Licence No. 785 (Mikulins), issued to its 80% subsidiary, Dostyk, under the old permitting system. In 2000, Goldbelt Resources Ltd sold its interest in Dostyk to Celtic Resources, a London listed company.

Exploration rights under Licence No. 785 including Beskauga were re-issued to Dostyk in October 2001 as Contract No. 759 for the Maikuben area. No drilling at the Beskauga deposit was conducted by Goldbelt Resources Ltd or Celtic Resources.

In 2007, Cigma Metals, a Vancouver-based company, purchased 80% of Dostyk from Celtic Resources and, later that year, the remaining 20%. Relinquishment of areas considered to be poorly prospective in 2008 reduced the contract area to five plots totalling 2,723.87 km2. In 2009, the ownership of Dostyk was fully transferred to Copperbelt from Cigma Metals.

Following exploration results from work programs from 2007 to 2010 on the Beskauga, Karagandyozek and Ushtagan prospects, Dostyk was issued rights in 2011 for further exploration/appraisal works for a reduced 419.76 km2 area. After relinquishment of areas in 2017 (23.23 km2) and in 2020 (328.73 km2), reducing the size of the mining contract to 67.8 km2.

White and Case (2020) report the following amendments to the subsoil use contract:

a.	Amendment No. 1 dated 7 December 2004 which, inter alia:
▪	amended section 16 (Taxes and Other Mandatory Payments) to reflect provisions of the 2001 Tax Code; and
▪	introduced a provision stating that guaranties of stability of laws do not apply in respect of military, national security, and people's health laws.
b.	Amendment No. 2 dated 31 October 2006 which, inter alia, extended the exploration period for two years (until 31 December 2007).
c.	Amendment No. 3 dated 14 May 2008 which, inter alia:
▪	extended the exploration period for two years (until 31 December 2009).
▪	introduced an obligation to comply with the memorandum of understanding under EITI; and
▪	harmonized section 29 (Termination of the Contract) with the Subsoil Use Law.
d.	Amendment No. 4 dated 6 September 2010 which, inter alia:
▪	extended the exploration period for one year (until 31 December 2010).
▪	introduced local content obligations; and
▪	introduced a provision stating that guaranties of stability of laws do not apply in respect of environment and tax laws (in addition to military, national security, people's health).
e.	Amendment No. 5 dated 13 February 2014 which, inter alia:
▪	extended the exploration period (an appraisal stage) until 31 December 2015.
▪	introduced a provision on applicability of provisions of the Subsoil Use Law to the Contract; and
▪	introduced payment obligations for research and development ("R& D") and training of staff.
f.	Amendment No. 6 dated 16 March 2016 which, inter alia:
▪	extended the exploration period (an appraisal stage) until 31 December 2018; and
▪	amended the obligation for training of staff by making it 0.1 % of production costs.
g.	Amendment No. 7 dated 26 May 2017 which, inter alia:
▪	extracted the Ushtagan deposit from the Contract to a separate subsoil use contract.
▪	amended the obligation for training of staff by making it 1% of exploration investments and 0.1% of production costs.
▪	amended the obligation for R&D by making it 1% of annual profit.
▪	introduced obligations to follow governmental rules for procurement of goods/works/services.

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h.	Amendment No. 8 dated 27 February 2019 which, inter alia:
▪	extended the exploration period (an appraisal stage) until 31 December 2020.
▪	approved a new work program; and
▪	introduced an obligation on payment for social and economic development of the region in the amount of 0.64% of appraisal costs.

Via its option agreement with Copperbelt, Arras Minerals has acquired the right to explore for “All Minerals” (except uranium) on the remaining Dostyk licence including the Beskauga deposit. The present contract set forth its validity period as until the last day of validity of Licence MG No. 785, 8 January 2021, with an ability to extend until the full depletion of resources.

On 14 January 2021, the Competent Authority, the MIID, granted an extension of the exploration rights to Dostyk until 31 December 2023. Under this addendum, Arras Minerals via its agreement with Copperbelt will be required to spend the following over three years to keep the licence in good standing:

•	2021: US$1.801 million
•	2022: US$2.726 million
•	2023: US$4.7 million.

In November 2023, the Beskauga Mining Contract was converted into an exploration license, and it was renewed for an additional 5 years (until February 8, 2029). However, 40% of the mineral license needed to be relinquished to permit the contract conversion, and the Beskauga License (2092-EL) was reduced to 40.3km2.

3.3.4	Stepnoe and Ekidos Exploration Licences

Arras Minerals recently acquired two exploration licences, both of which were granted on 22 October 2020 to Ekidos LLP, a Kazakh entity 100% owned by Arras Minerals. The Ekidos (No. 875-EL) and Stepnoe (No. 876-EL) licences were applied for under the new SSU Code. Under the new code, the licences are granted for “All Minerals” (except uranium) for an initial six-year period. The licence can be extended once for an additional 5 years.

An annual exploration commitment for each licence is calculated based on the number of 2.5 km2 “blocks” contained within the licence. The exploration commitment for each block is calculated based on a “Minimum wage index” (“MRP”) by the Kazakh State which is then multiplied by the exchange rate of the Kazakh Tenge to the United States dollar (US$). The rates will vary slightly from year to year due to changing exchange rates, but the annual expenditure commitment for 2021 for the Stepnoe and Ekidos licences is calculated via a formula outlined in the mining code to be approximately US$15,584 for each licence. It is not expected this annual exploration commitment cost will materially vary over the first three years.

In addition to the annual exploration commitment costs there is also an annual “land lease” fee which is calculated using the formula “15MRP x No. of blocks”. It is calculated this fee will equate to approximately US$21,000 each per year for the Ekidos and Stepnoe licences.

The annual expenditure commitment each year can be covered by expenditure accrued over the years where exploration expenditure exceeds the calculated commitment amount. The annual expenditure commitment can be reduced by ceding ground.

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3.3.5	Beskauga East and Beskauga West Exploration Licenses.

In November 2023 Arras Minerals located 2 concessions, Beskauga East (17.0km2) and Beskauga West (6.4km2) to cover open ground adjacent to the Beskauga mining contract.

3.4	Tenure Agreements and Encumbrances
3.4.1	Beskauga Mineral Licence Option Agreement

A summary of the option agreement between Arras Minerals and Copperbelt on the Beskauga licence is outlined below.

On execution of the option agreement, Arras Minerals paid Copperbelt US$30,000. An additional US$40,000 was paid to Copperbelt following the closing of the deal on 27 January 2021.

Commencing on 27 January 2021, Arras Minerals has four years to conduct exploration on the property. A cumulative US$15 million in exploration expenditure on the Beskauga licence, as well as the Ekidos and Stepnoe exploration licences (see Section 3.4.2 Ekidos-Stepnoe JV agreement below) is required to keep the option in good standing over the four-year period. Minimum expenditures each year are as follows: US$2 million in year one, US$3 million in year two, US$5 million in year three and US$5 million in year four, for a total exploration spend of US$15 million over four years.

The Beskauga Option Agreement also provides that subject to its terms and conditions, after Arras Minerals has incurred the exploration expenditures, it may exercise the Beskauga Option and acquire the Beskauga Property for a US$15 million cash payment.

In addition to the $15 million cash payment, the Beskauga Option Agreement provides that, subject to its terms and conditions, Arras Minerals may be obligated to make additional bonus payments to Copperbelt if the Beskauga Main Project or the Beskauga South Prospect is the subject of a bankable feasibility study in compliance with Canadian National Instrument 43-101 indicating gold equivalent resources in the amounts in Table 4. Twenty percent of the Bonus Payments is payable after completion of the bankable feasibility study and the remaining 80% is payable within 15 business days of commencement of on-site construction of a mine at Beskauga Main or Beskauga South. Up to 50% of the bonus payments is payable in shares of Arras Minerals’ common stock valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued.

Table 4:	Bonus payments under the Beskauga Option Agreement
Gold equivalent resources	Cumulative Bonus Payments
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Prospect
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of Arras Minerals and Copperbelt; (ii) upon the delivery of written notice by Arras Minerals in its sole discretion; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

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3.4.2	Ekidos-Stepnoe JV agreement

On September 1, 2020, Arras Minerals also entered an 80:20 joint venture with Copperbelt on the “Stepnoe” and “Ekidos” exploration licences. Under the terms of the agreement Arras Minerals will manage and fund all exploration activities on the properties. Arras Minerals can acquire Copperbelt’s 20% interest in the joint venture for $1.5 million each in cash. Exploration expenditures on these licences under the joint venture can contribute to Arras Minerals’ US$15 million expenditure commitment under the Beskauga option agreement.

No other liens or royalties are reported by Arras Minerals management.

3.5	Environmental Liabilities

To the Qualified Person’s knowledge, there are no known environmental liabilities at the Project. The deposit is under cover and no past mining has been undertaken.

3.6	Risks

The Qualified Persons are not aware of any significant factors or risks that may affect title or access and the ability to perform work on the property. Several drilling campaigns have been previously conducted and the property title has a history of title renewal. There is no indication that this situation will change in the future.

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4	Accessibility, Climate, Local Resources, Infrastructure and Physiography
4.1	Topography, Elevation and Vegetation

The Project is located within the vast western steppe ecoregion of central Asia that is characterized by grassland plains without trees apart from those near rivers and lakes. The project area consists of low-lying plains with numerous depressions that form lakes. Topography is gentle and the landscape is dominated by sloping hills and ridges of the Irtysh River flood plain. Elevations range from 100 m to 150 m above sea level.

The Irtysh is a major river that rises from the glaciers on the southwestern slopes of the Altai Mountains in the Uygur Autonomous Region of Xinjiang in far northwestern China. The Ob-Irtysh drainage basin is one of the largest in central Asia, encompassing most of Western Siberia, northeastern Kazakhstan, and the Altai Mountains.

Permanent river systems are rare to absent in the Project area but there are numerous stream beds of an ephemeral nature, of which the largest one is Karagandyozek River. The area is rich in lakes, large shallow depressions that fill with saline water during periods of snow melt.

Soils in the region are light-chestnut colour and often saline in character and lacking in nutrients. The overburden cover on the site is an approximately 40 m sheet of loose Cenozoic sediments, primarily alluvial sands, and lacustrine sediments. Vegetation is scarce and dominated by grasses. Fauna sparsely populates the Project area.

4.2	Access to Property

The Beskauga deposit is located approximately 300 km from the Kazakhstan capital, Nur-Sultan (formerly Astana), which has a population of over one million. The international airport at Nur Sultan is serviced by multiple international commercial airlines.

The larger towns of Ekibastuz, Maykain and Bayanaul are within 30–50 km of the licence area. Several smaller villages occur in the vicinity of the Project, including Tortkuduk and Kudyakol which are serviced by rail lines and sealed highways.

Access to the Project area is via sealed highway from Ekibastuz (population ~125,000), some 40 km to the west of the Project area, or from Pavlodar, some 70 km to the northeast of the Project area. Ekibastuz is about four hours drive from Nur-Sultan (Astana) via the P4 and A17 highways. Pavlodar is serviced by an international airport.

Access around the Project area is gained by gravel tracks of moderate to good quality. Roads are accessible by two-wheel drive vehicles; however, they are often subject to seasonal closure because of winter weather.

4.3	Climate

The climate in the Beskauga Project region is characteristic of arid steppes (prairies). Summers (May to September) are dry and hot with daytime temperatures ranging between 20°C and 35°С, although majority of the precipitation falls in the summer. Winters (November to March) are cold, with average temperatures between 0°C and -20°C with the coldest temperatures in January and February. Winters typically last for three to four months and feature light snow falls.

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Precipitation is generally low, with an average annual total of 200–280 mm. The Project region is characterized by moderate winds, with occasional wind gusts, which prevail from the west and southwest. Snow is common in winter, but the ground coverage is inconsistent. Snow cover has an average depth of 0.3 m and soils generally freeze to depths of 2.0–2.5 m.

Seasonally appropriate mineral exploration activities may be conducted year-round at the Project. Mine operations in the region can operate year-round with supporting infrastructure.

Figure 3:	Drilling on the Beskauga deposit
4.4	Infrastructure
4.4.1	Sources of Power

The region provides some 40% of all power generating capacity of Kazakhstan with six power stations, three of which are in Pavlodar, two in Ekibastuz, and one in Aksu. Power transmission lines run to various regions of Kazakhstan and Russia. Power generation was developed based on mining of coal from Devonian rocks in the Ekibastuz basin.

4.4.2	Water

Generally, the region has a lack of water resources. Water courses typically have low flow rates and disappear over the summer months. Fresh water is supplied to the area from Irtysh River via the Irtysh-Karaganda Canal with water inflow of approximately 250,000 m3 per hour. The canal runs through Ekibastuz and passes approximately 18 km from the Beskauga deposit.

Water resources are considered sufficient for a large-scale mining project.

4.4.3	Local Infrastructure and Mining Personnel

The Ekibastuz–Pavlodar region is a major transportation and communication node transected by highways, railways, power transmission lines, and Kazakhstan’s largest oil pipeline which travels to Shymkent in the south of the country. The northern boundary of the licence is the Astana/Ekibastuz/Pavlodar/Barnaul rail line and the Astana/Pavlodar highway. Rail lines connect this centre with Russia and various parts of Kazakhstan.

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The local economy is dominated by activity in the mining and industrial sectors, with agriculture contributing to a much lesser extent. The Pavlodar region is one the major industrial regions of Kazakhstan with many large industrial companies focused on exports. The region is rich in natural resources and has a well-developed industrial and social infrastructure, up to date transport and communications, foreign investment, and the availability of state-run development programs. A well-developed market for construction materials such as limestone, gravel and quarry stone can be found in the region.

The significant mining activities in the area include the coal mines around Ekibastuz as well as metal mines. KAZ Minerals major Bozshakol open pit porphyry copper mine is located 72 km west of Ekibastuz. The substantial mining industry means that there is a large, well-trained labour force to draw upon for any future mining activities.

The region has sufficient infrastructure and resources to host large-scale mining operations.

4.4.4	Property Infrastructure

The Project has no infrastructure apart from gravel roads. However, a 1,100 kVA powerline passes through the property (Figure 4).

Figure 4:	Location of the town of Ekibastuz in relation to the mineral licences owned by Arras Minerals

Also shown are roads, rail, and power infrastructure in the immediate area.

4.4.5	Adequacy of Property Size

The area of the claims making up the Beskauga Project at this time appear to be sufficiently large for the proposed exploration activities and for the infrastructure necessary for potential future mining operations (including potential tailings storage areas, potential waste disposal areas, and potential processing plant sites) should a mineable mineral deposit be delineated at the Project.

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5	History

The Beskauga deposit was initially discovered during state-funded exploration when Kazakhstan was part of the Soviet Union. Following privatization, the subsoil rights in the Maikuben licence area including the Beskauga Project area were held from 1996 to 1999 by Canadian company, Goldbelt Resources, under Licence No. MG 785, via its 80% subsidiary, Dostyk. Goldbelt explored the area in 1996 and 1997 but relinquished or divested all its Kazakh assets by 2001, including its interest in Dostyk which was sold to Celtic Resources, a UK-listed company, in 2000.

Dostyk was acquired by Vancouver-based Cigma Metals in 2007 when exploration at Beskauga commenced. In 2009, Copperbelt acquired Dostyk from Cigma Metals and continued to undertake exploration at Beskauga, as well as other targets in the larger licence area.

5.1	Historical Exploration
5.1.1	Soviet Period

Geological investigation began in the district in the late 1920s when Kazakhstan was part of the Soviet Union. In the 1960s, regional scale mapping outlined some promising areas of alteration and geophysical anomalies that were worthy of follow up work. In the 1970s and the 1980s, continued regional-scale mapping and exploration further delineated zones of interest.

Between 1981 and 1990, the Beskauga area saw ground magnetic and IP surveys and shallow drilling programs. Shallow drilling on a 200 m x 200 m grid (partially infilled at 200 m x 100 m) through the overlying Quaternary cover targeted geophysical and geochemical anomalies. A total of 411 holes were drilled during this period for 15,063 m. This drilling was performed by URB-2A (KGK-100) and SBU-ZIF-150 drill-rigs. The drillholes were generally 30–40 m deep with a few reaching depths between 60 m and 80 m, with the primary aim of obtaining bedrock information, including geochemistry.

A further 20 diamond holes were also drilled during this period to depths of 100–200 m for a total of 3,818 m. Drilling was performed by ZIF-300, ZIF-650 and SBA-500 drill rigs and used tungsten carbide and diamond bits. These drillholes had a diameter of 59mm and were drilled at angles between 75° and 80° towards the southeast. Core recovery in all drillholes drilled in 1981–1990 was between 60% and 80%.

This initial drilling identified Beskauga as an area of interest, but no significant mineralised intercepts were obtained, and the area was not followed up until Dostyk commenced drilling in 2007.

Drillhole locations, survey and analytical data from this period are not available and therefore these holes have not been considered in the preparation of this Report.

5.1.2	Goldbelt Resources

In 1996, Goldbelt Resources, via Dostyk, acquired the Maikuben exploration licence that included the Beskauga area. Goldbelt Resources defined about 20 areas of interest and conducted work programs on these prospects in 1996 and 1997. Based on the results of this program, Goldbelt relinquished approximately 25% of the area covered by Licence MG No. 785.

There is no documentation of this exploration at Beskauga by Goldbelt Resources, but it is understood that the exploration focus was on other targets within the larger licence area and that no significant work was completed at Beskauga itself. The Goldbelt Resources exploration data have not been obtained and have therefore not been considered in the preparation of this report.

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5.2	Previous Exploration by Copperbelt

Exploration and drilling completed on the Beskauga Project by Copperbelt between 2007 and 2017 is described in Sections 9 and 10.

5.3	Historical Mineral Resource Estimates

Three historical Mineral Resource estimates have previously been completed for Copperbelt on the Beskauga Project, namely by CSA Global in November 2013 (JORC) and again in February 2021 (NI43-101) and by Geosure Exploration and Mining Solutions Pty Ltd in January 2015 (JORC). The Mineral Resource estimate in 2021 was publicly reported by Silver Bull, however the two JORC reports announced in 2013 & 2015 were not publicly reported as the work was completed for a private company, Copperbelt.

The JORC Code is closely aligned with the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on 10 May 2014. However, the estimates have not been reported according to NI 43-101 standards of disclosure. Most significantly, the historic estimates have not been constrained by an open pit.

The previous mineral resource estimates are presented in the table below for historical context and informational purposes only.

Table 5:	Previous Mineral Resource estimates at the Beskauga Project
Author	Classification	Tonnes (Mt)	Au (g/t)	Cu (%)
CSA Global (2013) – JORC	Indicated	226	0.4	0.25
	Inferred	273	0.36	0.15
Geosure Exploration and Mining Solutions Pty Ltd (2015) – JORC	Indicated	248	0.42	0.3
	Inferred	306	0.37	0.2
CSA Global (2021) – NI43-101	Indicated	207	0.35	0.23
	Inferred	147	0.33	0.15

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6	Geological Setting, Mineralization and Deposit
6.1	Regional Geology and Metallogeny

The Beskauga Project is in northeastern Kazakhstan, an area underlain by rocks forming part of the Altaid tectonic collage or CAOB (Sengör et al., 1993; Jahn et al., 2000) which extends eastwards into Russia, Mongolia, and China as the Transbaikal-Mongolian orogenic collage (Yakubchuk, 2002). The CAOB is the most extensive and long-lived accretionary orogenic collage globally, progressively developed from the late Mesoproterozoic through the Paleozoic to the early Mesozoic by accretion of magmatic arcs, ophiolites, microcontinents, and accretionary wedges.

The CAOB collage formed during Rodinia break-up predominantly on the Paleo-Tethys Ocean margin of the Siberian craton and proto-Asian continent, but also on the adjacent Paleo-Pacific margin and associated with the closure of rifted back-arc basins behind the ocean-facing margins (Seltmann and Porter, 2005). The CAOB collage is made up of fragments of sedimentary basins, island arcs, accretionary wedges and tectonically bounded terranes composed of Neoproterozoic to Cenozoic rocks (Figure 5), the product of a complex sequence of processes resulting from subduction, collision, transcurrent movement and continuing tectonism over the interval from the Neoproterozoic to the present (Seltmann and Porter, 2005). The pattern was further complicated by the late overprint of the Alpine-Himalayan deformation related to Indo-Asian collision between Gondwana and Asia (Yakubchuk et al., 2002).

Models involving either a single long-lived arc system (Sengör et al., 1993) or multiple arc and back-arc systems (Yakubchuk, 2002) that collided with the Baltic and Siberian cratons have been suggested, and Windley et al. (2007) suggests several independent and short-lived arc systems that were welded together by a process of consecutive collisions, and that many of these arcs appear to be characterized by relatively short periods of volcanic activity and were not synchronous.

The CAOB collage is highly endowed with mineral deposits, as is typical of accretionary orogenic belts, including volcanic and sedimentary massive sulphide deposits, epithermal and orogenic gold deposits, and porphyry copper-gold/molybdenum deposits.

The CAOB contains several major porphyry copper-gold/molybdenum and epithermal gold deposits formed over an extensive period from the Ordovician to the Jurassic and associated with the various magmatic arcs of this complex, including the huge Devonian Oyu Tolgoi deposit in Mongolia. Eastern Kazakhstan also hosts a cluster of large porphyry deposits including Kounrad in the Balkhash belt and Bozshakol in Pavlodar, ~180 km west of Beskauga.

The Bozshakol deposit is currently mined by London Stock Exchange-listed KAZ Minerals and has a published resource of 991.9 Mt at 0.36% Cu, 0.15 g/t Au and 1.1 g/t Ag in Measured and Indicated classification (https://www.kazminerals.com/our-business/mineral-resources/).

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Figure 5:	Simplified tectonic map of the Altaid and Transbaikal-Mongolian orogenic collage in central Eurasia

Shows the location of selected porphyry copper-gold/molybdenum deposits, after removal of Mesozoic-Cenozoic basins and superficial cover (from Seltmann and Porter, 2005). Beskauga location shown by yellow star.

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6.1.1	Central Asian Orogenic Belt in Northeastern Kazakhstan

In the region of northern Kazakhstan, several microcontinents and island arcs are separated by suture zones of deep, marine, volcanic, and sedimentary formations, and ophiolites (Windley et al., 2007). The Maikain-Kyziltas ophiolitic suite (Figure 6) represents such as suture and comprises a serpentinite melange with abyssal and terrigenous siliceous sediments, tholeiitic, basalt and ferrobasalt, various gabbroids, eutaxic gabbro-amphibolitic bodies, representing oceanic crustal rocks. Sedimentary formations are represented by a thick pile of deformed volcanogenic-terrigenous strata, often having limestones at their base, and are typical of island arc settings.

Figure 6:	Geotectonic map of the Paleozoic of Kazakhstan and contiguous China, showing the location of the Beskauga deposit (from Windley et al., 2007)

PR, Proterozoic; Cm, Cambrian; O, Ordovician; S, Silurian; D, Devonian; C, Carboniferous; P, Permian; PZ, Paleozoic; MZ, Mesozoic; CZ, Cenozoic. Subscripts 1, 2, 3 refer to Early, Middle, late.

Beskauga is thought to be in the lower Boshchekul-Chingiz volcanic arc, part of the Kipchak arc system, marginal to the Maikain-Kyziltas ophiolitic melange belt. Island-arc volcanism was calc-alkaline in nature, evolving from are more sodic chemistry to more potassic in later stages and formed small hypabyssal intrusive bodies of gabbro, diorites, granodiorite, and sodic granite. These intrusives are responsible for the formation of the copper-gold porphyry systems in the magmatic arc belts. No significant porphyry-style deposits are found within the accretionary complexes of the sutured back-arc and intra-arc basins, although they do host large and giant, non-arc related orogenic gold deposits within fold and thrust belts (Seltmann and Porter, 2005).

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These rocks being of early Ordovician age in Boschekulskaya zone (Chagan complex) and later Ordovician or Silurian age in Kendiktinskaya and Maikain-Aleksandrovskaya zones (Zharlikol complex). Often these intrusive systems are closely related to porphyry copper gold mineralization.

Within the Project area, later stage (early to late Permian age) granitic intrusive bodies are also present.

Owing to the fact that that the Beskauga area is overlain by a 10–40 m thick cover of younger sediments, and the fact that several belts of magmatic arc rocks and accretionary volcano-sedimentary units are juxtaposed in close proximity on northeastern Kazakhstan (Figure 7), the precise age of the rocks underlying the Beskauga area is unclear – the Bozshakol deposit 160 km to the west is Cambrian-Ordovician (481 Ma), but younger arc-related rocks are also found in the area. The Nukazgan porphyry deposit (290 km to the southwest) has been dated at lower Silurian and the Aktogai deposits (600 km to the southeast) are thought to be Carboniferous in age. See the stratigraphic columns for the sedimentary sequence in Figure 9 and the stratigraphic column for the igneous intrusive suite in Figure 10 overleaf.

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Figure 7:	Schematic tectonic map of the CAOB in northeast Kazakhstan showing mineral deposits.

From Shen et al., 2016

6.2	Property Geology

The Beskauga Project includes the Beskauga and Beskauga South mineralized zones within the larger Beskauga Project licence area (Figure 8). The prospective Ordovician geology is concealed by a thin cover of Cenozoic sediments throughout the project area.

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Figure 8:	Location of the Beskauga prospect within the larger Beskauga Project area

The prospective Ordovician is concealed by a thin cover of younger Cenozoic sediments. Google Earth image, drill holes shown in green on inset map.

The project area is predominantly underlain by sedimentary rocks of upper Ordovician age, termed the Oroiskaya and Angrensorskaya suites, and volcanogenic-sedimentary rocks, termed the Biikskaya suite (Figure 9). These have been intruded by small stock-like intrusive bodies of porphyry ranging in composition from diorite, monzodiorite to quartz monzonite and referred to as the Shangirau complex (Figure 10). Thin (25 m), short (100–200 m) dikes of diorite porphyry and basalt (rarely granodiorite and syenodiorite) also cut the host sequence.

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| STRATIGRAPHY | Stratigraphic Column | SUITE NAME | DESCRIPTION |
|---|---|---|---|
| Quaternary | | | Lacustrine-alluvial sand-grand-pebble sediments |
| Eocene | | **Tavda Formation** | Dark-grey-bluish-greenish clay, lignite, and siltstone with layers of quartz sand |
| Late Ordovician | | **Biikskaya Suite**<br>*2000* | Greenish gray, brownish lilac, brownish green andesite, andesitic-balsitic porphyrites and their tuffs with inter-layers of sandstones, siltstones and tuffaceous sandstones |
| | | **Oroiskaya Suite**<br>*820* | Interbedding of gray, from greenish gray to green, brownish green sandstone conglomerates and siltstones |
| | | **Angrensorskaya Suite**<br>*1500-1700* | Green, greenish gray, gray, brownish, spotted sandstones, conglomerates and siltstones |
| | | **Narulgenskaya Suite**<br>*400-600* | Green, dark gray, greenish gray, black sandstones, conglomerates and siltstones, andesite porphyrites tuffs, tuffaceous sandstones, silty sandstones |
| | | **Bayanskaya Suite**<br>*1800* | Upper subsuite. Andesitic, andesite-balsitic, rarely balsitic porphyrites and their tuffs with inter-layers of tuffaceous sandstones, sandstones, siliceous siltstones, conglomerates |
| | | | Lower subsuite. Gray, greenish gray, green sandstones, conglomerates and siliceous siltstones |

Figure 9:	Stratigraphic column showing the Beskauga sedimentary-volcanic succession.

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Figure 10:	Beskauga igneous suite of rocks.

The Beskauga mineral system is related to a Late Ordovician Shangirau suite intrusive centre that cuts the Ordovician sediments and volcanics. The reported Late Ordovician ages of the volcanics and intrusives suggests a broadly co-magmatic sequence in a magmatic arc setting.

The Beskauga Main porphyry-style copper-gold mineralization is largely hosted within Shangirau suite diorite and appears to represent an epithermal overprint within a telescoped mineralization system, whereas the Beskauga South gold mineralization is hosted within quartz monzonite porphyry. Note that Beskauga South has been drilled but has not been included in the Mineral Resource estimate.

Intrusive rocks represent the major portion of the deposit area. The northern main zone of the deposit is represented by a complex hypabyssal intrusive body of diorite composition with stockwork mineralization. The western, eastern, and southern parts of the area are mainly composed of sedimentary rocks of upper Ordovician age (siltstone, sandstone, and tuffaceous sandstone with rare conglomeratic and limestone interbeds) and andesite, andesitic tuff, andesite-dacite and basalt. The southern part of the deposit area (Beskauga South) is represented by hypabyssal-subvolcanic quartz monzonite porphyry and eruption breccia with gold mineralization.

Several varieties of monzonite are interpreted to cut and postdate the diorite. Barren diorite porphyry and barren basalt dykes are also postdating diorite. Intrusive relationships and timing relative to mineralization have not been clearly established; based on latest deep drilling there is possibility that causative intrusion sits beyond currently drilled depths.

The Project area is covered by a 10 m (southern part) to 40 m (northern part) thick cover of younger sediments (Figure 9). This includes upper Eocene Tavda Formation consisting of dark-gray bluish-greenish clay with lignite and aleurolite (siltstone) with interlayers and lenses of inequigranular quartz sand. Younger lower to middle Quaternary cover consists of lacustrine-alluvial sand-gravel-pebble sediments.

The deposit is described as fresh beneath the young sedimentary cover, without weathering or oxidation.

6.3	Mineralization and Alteration

Beskauga is a copper-gold porphyry deposit with elevated grades of molybdenum and silver, related to intrusions of diorite composition. A map of the deposit area is shown in Figure 11 and a cross-section through the deposit is shown in Figure 12.

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587,000
588,000
589,000
5,741,000
5,740,000
5,739,000
5,738,000
5,737,000
N
A'
A
Legend
Basalt
Porphyritic Diorite
Diorite porphyry and granodiorite
Quartz Monzonite
Monzodiorite
Monzonite
Microdiorite
Diorite
Sandstone, siltstone, conglomerate
Andesite Brecciated
Andesite-Basalt, tuffs, Tuffaceous sandstones
Drill hole
Section line
0
1,000
metres

Figure 11:	Geological map of the Beskauga deposit area, showing drillhole collars. Section line A-A’ (Figure 12) is also shown.

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Figure 12:	Cross section A-A’ through the Beskauga deposit, looking W (section location is shown on Figure 11)

Porphyry-style mineralization is hosted in diorite and monzodiorite intrusions that have elongated sheet-like shapes. Mineralized zones are affected by stockwork veining and hydrothermal alteration and dip steeply to the South, broadly parallel with the contact zone of the diorite-monzodiorite stock (Figure 11). Alteration is described as argillic (kaolinite-dickite-smectite-illite) alteration up to depth of around 350 m, where this alteration gradually becoming weaker – kaolinite and dickite disappear while smectite and illite still prevails up to depths of 700 m. Beyond 700 m sodic-potassic alteration is preserved and represented with presence of N-feldspar, K-feldspar, magnetite and locally biotite. Tourmaline has also been described. Presence of white mica-quartz alteration which is mostly affecting diorite indicating a degree of epithermal overprint.

The principal sulphide minerals at Beskauga include pyrite, chalcopyrite, tennantite, enargite, bornite and molybdenite, with magnetite and hematite also described. QEMSCAN mineralogy completed as part of metallurgical test work indicates that pyrite and chalcopyrite are the dominant sulphides with subordinate tennantite and chalcocite. Analysis indicates a close correlation between gold and copper grades. Sulphides occur as fine-grained disseminations as well as in stockwork veins and veinlets, 3–5 mm thick, consisting of quartz-carbonate, quartz-carbonate-chlorite, and quartz-pyrite. Free gold has been identified in polished sections and microprobe analysis showed high fineness (gold – 83.41%, silver – 12.63%). Sulphides are also seen to a much lesser extent in weakly altered intrusion rocks.

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To understand the geometry and zonation of alteration and mineralization at Beskauga Cu-Au deposit, together with detail drill core logging Arras Minerals has conducted inhouse SWIR-NIR spectral analyses with TerraSpec4 analytical device and using TSG8 software for interpretation, and ioGAS software for geochem analyses.

The occurrence of significant tennantite at Beskauga is not unusual for gold-rich porphyry systems but does have metallurgical implications as discussed in Section 10. The combination with enargite suggests a high level in the porphyry system or a high-sulphidation overprint. Higher sulphidation-state sulphides are generated progressively upward in porphyry systems with lower temperatures and hydrolytic alteration.

6.4	Deposit Type

The Beskauga deposit is interpreted as a porphyry-style copper-gold system, associated with calc-alkaline intrusions related to island arc volcanism during the Lower Palaeozoic. Porphyry systems host majority of the world’s major copper deposits and are typically high-tonnage and low-grade (Figure 11 and Figure 13). Several large porphyry deposits (including Kounrad, Bozshakol, Aktogai, and Koksai) are in Kazakhstan. Kounrad has been mined out while Bozshakol, Aktogai and Koksai are currently in production or under development by KAZ Minerals.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Figure 13:	Plot of gold grade vs total resources for selected gold-rich porphyry projects globally

Area of circles is proportional to contained gold. Company data acquired from reports files on SEDAR and/or other publicly available data.

6.4.1	Mineralization Styles

In porphyry systems such as Beskauga, mineralization forms as vein stockworks and disseminations associated with a halo of hydrothermal alteration related to an intrusion. Owing to their relationship to hydrothermal fluids, porphyry copper deposits display a consistent, broad-scale alteration-mineralization zoning pattern related to the chemistry and evolution of these fluids.

This alteration typically comprises a core of potassic alteration (characterized by K-feldspar, biotite, and muscovite) surrounded sequentially outwards by phyllic alteration (characterized by chlorite and sericite) and propylitic alteration (characterized by chlorite and epidote). The zone of potassic alteration being of primary importance for copper mineralization (Figure 14). Argillic alteration (characterized by kaolinite and montmorillonite). Mineralization occurs at shallow levels (in the upper 4 km of the crust), and the mineralizing system is closely related to underlying composite plutons at paleodepths of 5–15 km (Sillitoe, 2010). Porphyry deposits are generally large and low grade, and semicircular to elliptical in plan view.

Primary (hypogene) copper mineralization typically occurs as chalcopyrite and bornite, although copper may also occur as tennantite, enargite, and chalcocite (Berger et al., 2008). Deposits may also contain molybdenite and trace amounts of native gold. Other associated minerals may include sphalerite, galena, tetrahedrite (Berger et al., 2008).

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

6.4.2	Conceptual Models

Porphyry deposits form because of precipitation of mineralization from magmatic fluids enriched in metals and derived from intrusions emplaced shallower than 4 km depth. This shallow emplacement depth results in early vapour saturation and the formation of a chlorine-enriched magmatic fluid that can effectively scavenge copper and other metals from the relatively unfractionated magma. The parental magmas need to be sufficiently water-rich to allow saturation of the magma with the fluid phase and need to be oxidized to suppresses magmatic sulfide which may sequester metals before they can partition into the aqueous phase (Sillitoe, 2010).

When a porphyry deposit begins to form, potassic alteration occurs in the core of the up-flow zone of the mineralizing magmatic fluid. Cooling of the fluid over the ~550°C to 350°C range, assisted by fluid-rock interaction, is largely responsible for precipitation of the mineralization at the margins of this core zone. The thermal gradient associated with this high-temperature up-flow zone leads to convection of surrounding ground waters that results in a peripheral propylitic alteration zone (Berger et al., 2008). Phyllic alteration crosscuts potassic alteration and is thought to form from a mixture of meteoric and magmatic fluids. Phyllic alteration is associated with important tonnages of ore in some deposits but is not present as a distinct alteration type in all deposits (Sillitoe, 2000).

A variety of other deposit types are spatially related to porphyry systems, including skarns, polymetallic veins and replacements, and epithermal veins (Figure 15Figure 15), although none of these have yet been identified at Beskauga.

Figure 14:	Cartoon cross-section of a porphyry copper deposit showing idealized alteration zoning and relationship to mineralization (from Berger et al., 2008).

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Figure 15:	Anatomy of a porphyry mineral system showing the spatial relationship between a centrally located porphyry deposit with skarn, carbonate-replacement, sediment-hosted and epithermal vein type deposits. From Sillitoe (2010).

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

7	Exploration

The following section details exploration carried out at Beskauga between 2007 and 2023 by Dostyk and Arras Minerals. Apart from drilling the primary exploration technique was geophysics.

7.1	Geophysics

In 2012, Dostyk undertook a ground-based magnetic and IP survey over the main Beskauga deposit area. Both the magnetic and IP surveys were completed by SPC Geoken LLP, a local geophysical survey service provider.

The survey points for the magnetic survey were collected at 20 second intervals with a variable line spacing of 200 m to 400 m using a Proton Precession Magnetometer MM-61.

The results of the magnetic survey show several relative magnetic highs >1000 nT (red in Figure 16 below) which present interesting targets for follow-up exploration. Further assessment is required to determine magnetic sources related to magnetic intrusions as opposed to magnetite alteration.

Figure 16:	Magnetic anomaly map (Total Magnetic Intensity) and grid points for the magnetic survey

Yellow outline indicates area of the main deposit.

The survey points for the IP dipole-dipole survey were taken on 100 m centres with a 400 m line spacing using a Zonge GGT 30 kW transmitter. The IP survey (Figure 17) showed a good correlation with the mineralization defined by the drilling and indicated the mineralizing system may be much larger. The anomalous area is ~9 km2, comparable to known large gold-bearing copper porphyry deposits of the world.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Increasing chargeability values with depth suggests that the deposit drilled thus far lies on the upper part of the “pyritic” halo of a mineralized porphyry system with an insignificant erosional truncation. The deeper extensions of the deposit have however never been drill-tested. This accords with the mineralogy and alteration types identified in drilling to date which suggest the upper part of a system has been tested.

Figure 17:	IP anomaly map of chargeability over the Beskauga deposit – depth slice at 300 m.

Yellow outline indicates area of the main deposit.

In 2021, Arras Minerals commissioned SPC Geoken LLP to conduct a high resolution airborne magnetic survey, over the Beskauga and neighbouring Ekidos and Stepnoe licence areas, with flight lines-oriented east-west. The survey was flown at 70 m ground clearance with a line spacing of 100 m and tie-lines of 1000 m. QA/QC and inversion of the resulting magnetic data was carried out by Condor North Consulting, ULC., Vancouver.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Figure 18: AN-2 Aircrafts and exterior of CS-3 Magnetometer on Tail Stinger

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Figure 19:	RMI-RTP 2021 Airborne magnetic survey over Beskauga, Stepnoe and Ekidos license

This survey has yield couple of additional targets with magnetic signatures like Beskauga worth drill testing.

In 2023 Arras Minerals has completed ground magnetic survey with 1770 line/km on 70 m line spacing, covering entire Beskauga license using GSM-19W GEM magnetometers with accuracy of magnetic field registration ± 0.01 nT.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Figure 20:	2023 Beskauga ground magnetics survey field crew with equipment and magnetometers.

Arras is currently conducting a compilation of regional geophysical surveys, 1:25,000 geological mapping, Shuttle Radar Topography Mission (SRTM) and Landsat ASTER images to support exploration targeting within the larger project area.

7.2	Diamond Drilling

A total of 118 diamond drillholes, totaling 45,605.8 m, were completed by Dostyk between 2007 and 2017 (Table 6). From Jun 2021 to date Arras Minerals has drilled total of 32 drill holes with total of 23,343 m. Diamond drilling was performed by SKB-5M, CDH-1600 and CDH-1300 drill rigs using Boart Longyear and Atlas Copco tooling by drilling contractor CenterGeolSyomka LLP and GRK Iskander. Drilling was done at either HQ or NQ diameter depending on the depth of the hole, which ranged from 150 m to 1,170 m. Core recovery was on average >90%.

From total of 150 diamond drillholes completed, 117 have been used for the Beskauga Main Mineral Resource estimate (Table 6 and Table 7). The location of drill collars at Beskauga Main is shown in Figure 18.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Table 6: Summary table of the diamond drilling conducted by Dostyk between 2007 and 2017, and Arras Minerals between 2021 and 2023

Year	No. of holes	Drilled (m)
2007	16	4,714.3
2008	6	1,671.0
2009	7	2,130.7
2010	6	3,639.5
2011	18	7,960.1
2012	9	2,918.5
2013	8	3,806.0
2014	19	7,732.1
2017	29	11,033.6
2021	10	8,472.8
2022	13	8,450.6
2023	9	5,442.8
Total	150	67,972
Table 7:	Collar positions, lengths, and orientations of all diamond drillholes at Beskauga Main used for the Mineral Resource estimate.

Hole ID	X	Y	Z	Length	Azimuth	Dip	Year
Bg-1	588110.9	5739469	127	309	123.5	-70	2007
Bg-2	588169.4	5739454	126	333	124.5	-70	2007
Bg-3	588135.5	5739695	126	310.3	114.5	-69.5	2007
Bg-4	588399.9	5739998	126	192.5	143.5	-69.75	2007
Bg-5	588458.9	5739914	126	250.5	129.5	-69.75	2007
Bg-6	588243.5	5739610	127	304.6	116.5	-69.5	2007
BgS-7	588314.6	5738834	126	304.5	109.5	-70	2007
BgS-8	586981.7	5737959	126	307.6	49.5	-70	2007
Bg-9	588444	5739391	127	305	114.5	-70	2007
BgS-10	588208.2	5738652	126	168.1	114.5	-70	2007
BgS-11	587007.1	5737697	126	403	54.5	-70	2007
Bg-12	588075.6	5739726	127	152.2	117.5	-70	2007
BgS-13	586681.3	5738673	126	304	54.5	-69	2007
BgS-14	586660.3	5739431	126	306	77.5	-68	2007
Bg-15	588027.6	5739754	127	425	119.5	-70	2007
Bg-16	588013.4	5739494	127	339	124.5	-70	2007
Bg-17	588105.1	5739285	127	312.2	112.5	-70	2008
Bg-18	588336.1	5739060	127	276.6	112.5	-70	2008
Bg-19	588181.3	5739919	126	305.7	160.5	-70	2008
Bg-20	588239.4	5739077	127	338	97.5	-70	2008
Bg-21	588009.1	5739300	127	193.4	89.5	-70	2008
Bg-22	588341.8	5740083	127	245	164.5	-70	2008
Bg-23	587927.3	5739533	127	318.7	14.5	-70	2009
Bg-24	587937.9	5739635	127	337	14.5	-70	2009
Bg-25	587736.1	5739592	127	348	14.5	-72.5	2009

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Hole ID	X	Y	Z	Length	Azimuth	Dip	Year
Bg-26	588226.1	5739436	127	254	111.5	-70	2009
BgS-27	588168.9	5738053	126	251	99.5	-70	2009
Bg-29	588117.4	5738051	125	301	99.5	-70	2009
BgS-30	588028.9	5738054	125	406.4	99.5	-70	2010
Bg-31	588071.8	5739479	126	501	114.5	-71	2010
Bg-32	587967.5	5739513	126	504.1	112.5	-70	2010
Bg-33	588188.9	5739448	126	801	0	-90	2010
Bg-34	588006.4	5739252	126	741.2	100.5	-75	2010
Bg-35	587853.6	5739561	126	685.8	112.5	-75	2010
Bg-36	587987.8	5739631	127	633	119.5	-70	2011
Bg-37	588105.2	5739587	126	522.4	117.5	-70	2011
Bg-38	587694.9	5739516	126	271.6	29.5	-70	2011
Bg-39	588191.3	5739670	126	622	144.5	-75	2011
Bg-40	588207.7	5739551	126	392.3	114.5	-70	2011
Bg-41	588336	5739505	127	617.4	299.5	-70	2011
Bg-42	588641.8	5739761	127	300.4	0	-90	2011
BgS-43	587789.7	5737044	125	280.3	69.5	-72	2011
Bg-44	588097.5	5739668	126	568	124.5	-70	2011
Bg-45	588266.9	5739186	126	375.2	114.5	-70	2011
Bg-46	587989.5	5739703	126	527	122.5	-70	2011
BgS-47	587898.3	5738345	126	485	99.5	-70	2011
Bg-48	588486.8	5739753	127	355	99.5	-70	2011
BgS-49	587698.6	5737058	125	299.9	99.5	-70	2011
Bg-50	588401.3	5739386	126	605.7	299.5	-70	2011
BgS-51	587754.4	5737061	125	221.9	99.5	-70	2011
BgS-52	588078	5738150	126	350	105.5	-70	2011
Bg-53	588031.6	5739491	126	533.1	107.5	-70	2011
Bg-54	588103	5739572	126	525.4	0	-90	2012
Bg-55	588165.4	5739508	126	726	0	-90	2012
Bg-56	588117.2	5739523	126	732.1	0	-90	2013
Bg-58	588289.9	5739727	127	506.5	120.5	-90	2013
BgS-59	587580.2	5737077	126	304.3	0	-90	2012
BgS-60	587833.2	5737081	127	259	196.5	-76.2	2012
BgS-61	587672.4	5737074	126	301	259.5	-75	2012
Bg-62	588205.9	5739386	127	694.3	29.5	-90	2013
Bg-63	588209.6	5739500	127	676	29.5	-90	2013
Bg-64	588257.8	5739482	127	681.7	29.5	-90	2013
Bg-65	588067.3	5739531	127	565.5	29.5	-88.6	2013
Bg-66	588110.4	5739588	127	500	114.5	-69.9	2013
Bg-67	588190.3	5739617	128	509	294.5	-88.9	2014
Bg-68	588198	5739725	126	394.5	125.5	-89.7	2014
Bg-69	588240.6	5739698	126.5	451.5	114.5	-89.1	2014

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Hole ID	X	Y	Z	Length	Azimuth	Dip	Year
Bg-70	588155.4	5739749	126	379	233.5	-87.8	2014
Bg-71	588181.7	5739673	126	430	124.5	-88.4	2014
BgS-72	587907.2	5737128	127	308	231.5	-76.8	2014
Bg-73	588239.7	5739643	127	510	99.5	-88.4	2014
Bg-74	588197.2	5739549	127	500	121.5	-88.8	2014
BgS-75	587569.1	5736916	125	300	71.5	-70	2014
Bg-76	588109.6	5739412	127.7	659	4.5	-88.9	2014
Bg-77	588060.3	5739602	129	500	139.5	-88.8	2014
Bg-78	588283.8	5739621	127.053	300	184.5	-88.9	2014
Bg-79	588242.4	5739591	127.18	369.5	135.5	-88.8	2014
Bg-80	588039.3	5739685	126.975	500	104.5	-71.8	2014
Bg-81	588023	5739557	127.158	496.7	178.5	-89.5	2014
Bg-82	587976.7	5739635	127.22	330	339.5	-88.1	2014
Bg-83	587971	5739715	127	197.3	129.5	-88.5	2014
Bg-84	587976.3	5739567	127.339	300	194.5	-88.1	2015
Bg-85	587833.4	5739386	127.257	297.6	109.5	-78	2015
BgS-86	587518.2	5737072	126.508	147.1	0	-90	2016
BgS-87	587576.5	5737003	126.315	150.6	0	-90	2016
BgS-88	587681.9	5736997	126.407	221.3	0	-90	2017
BgS-89	587578.6	5736875	126.054	158.6	0	-90	2017
BgS-90	587829.4	5737054	126.671	161.7	0	-90	2017
BgS-91	587659.9	5736880	126.338	213.6	0	-90	2017
BgS-92	587755.6	5737030	126.401	150.4	0	-90	2017
Bg-93	588295	5739561	127.145	540.3	0	-90	2017
Bg-94	588347.2	5739497	127.084	500.4	0	-90	2017
Bg-95	587909.2	5739440	126.955	585	0	-90	2017
Bg-96	588021.7	5739434	127.038	502.2	0	-90	2017
Bg-97	587951.4	5739457	126.988	516	0	-90	2017
Bg-98	587947.7	5739404	127.055	528.7	0	-90	2017
Bg-99	587812.7	5739447	127.11	484.5	0	-90	2017
Bg-100	588223.7	5739771	127.145	275.8	0	-90	2017
Bg-101	588008	5739768	126.706	195	0	-90	2017
Bg-102	588287.1	5739674	127.248	373	0	-90	2017
Bg-103	587909	5739489	127.1	497.4	0	-90	2017
Bg21001	588138.3	5739662.711	124.3	1017.2	180	-70	2021
Bg21002	588497.75	5739287.098	124	1108.5	310	-70	2021
Bg21003	587811.43	5739406.24	124	404.7	180	-70	2021
Bg21004	588037.9	5739658	124	1164.3	180	-70	2021
Bg21005	587790.7	5739672	124	952.6	180	-70	2021
Bg21006	588248	5739308	124	732.2	180	-70	2021
Bg21007	588138	5739737	124	1170.1	180	-70	2021
Bg21008	587915	5739315	124	610.6	0	-70	2021
Bg21009	587325	5739225	124	591	45	-70	2021
Bg21010	588335	5740206	124	721.6	180	-70	2021
Bg22011	587748.9437	5737014.547	124	450.1	56	-70	2022

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Hole ID	X	Y	Z	Length	Azimuth	Dip	Year
Bg22012	588090.6	5739586	124	1091	335	-85	2022
Bg22013	587539	5736873	124	898.7	56	-70	2022
Bg22014	587930	5737380	124	379.6	300	-70	2022
Bg22015	588286	5739390.1	124	1109.8	20	-85	2022
Bg22016	586901	5739691	124	274.4	25	-70	2022
Bg22017	587466.812	5737506.352	127	532.3	300	-75	2022
Bg22018	586672.8297	5738544.883	128.6448	351.7	71	-65	2022
Bg22019	586818.34	5739510.03	127	637.9	25	-80	2022
Bg22020	589523.46	5739500	127	406.7	90	-85	2022
Bg22021	587976	5739271	126	739.7	0	-85	2022
Bg22022	587372	5736760	127	578	55	-70	2022
Bg22023	588039.0166	5739270.385	126.479	1000.7	0	-85	2022
Bg23024	587940	5739124	126.479	919.6	10	-85	2023
Bg23025	587753.84	5738357	127	535.3	99.5	-70	2023
Bg23026	587999.11	5738312.85	127	599.5	100	-70	2023
Bg23027	587314.92	5738357.21	127	391.4	100	-70	2023
Bg23028	588453.12	5738499.14	127	883	340	-70	2023
Bg23029	586699.45	5738970.4	128	445.9	61.8	-70	2023
Bg23030	587360.98	5739511.33	127	664.8	70	-70	2023
Bg23031	587083.13	5739397.11	128	658.7	70	-70	2023
Bg23032	586348.46	5740626.4	128	350	44	-70	2023

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Figure 21:	Beskauga Main drill collars
7.2.1	Collar Surveying

The coordinates of points (drillholes) were determined by using high precision single-frequency 12-channel GPS Trimble R3 base station and mobile receiver with GPS antenna on a telescopic rod.

7.2.2	Downhole Surveying

All drillholes, including vertical drillholes, have downhole surveys completed by the drilling contractor using an IEM-36 survey instrument (a Soviet/Russian instrument for use in a non-magnetic environment) and REFLEX GYRO SPRINT-IQ. Surveys were completed every 20 m of the downhole length and were taken after the drilling has been completed, before closing the drillhole. All related documents are kept at the Dostyk head office in Almaty.

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

7.2.3	Core Logging and Photography

Primary field logging was performed the Dostyk LLP base camp upon the core delivery from drilling sites. A logging geologist is responsible for tracing the mineralized zones boundaries, recording drilling runs, meter marking and definition of core recovery ratios.

Prior to logging, the core is placed onto special tables where it is thoroughly washed and photographed. The core is described in the field core logs and the data are then recorded into special logging blank forms and captured digitally. The core logging is based upon a system of coding.

Arras Minerals methodology of core processing includes acquiring measurements of core specific gravity, magnetic susceptibility with KT-20 device, and SWIR-NIR spectral measurements by TerraSpec 4 spectrometer.

Intervals to be sampled were determined by the logging geologist according to geological core logging. The sample length was generally between 0.5 m and 1 m, with a lesser proportion up to 2 m.

Upon completion of logging the drill core is sent for photographing and finally splitting and sampling.

7.2.4	Core Sampling

Core sampling was performed by splitting the core along long axis into two equal portions using a diamond saw. One half of the core was sampled and sent to the laboratory for assay, whereas the other half was retained to serve as a library sample hat could be used for future duplicate sampling, for additional test work, or for petrography and mineralogy studies.

Between 1981 and 1990, core was divided using a manual core splitter (578 samples) whereas from 2007 to date core was divided using a diamond core sawing machine. Drill data prior to 2007 has not been used in the Mineral Resource estimate.

7.2.5	Significant Intervals

The following table (Table 8) provides details of the most significant intersections at Beskauga in terms of intersection length and grade. The cut-off parameters used in the table have been selected to reduce the number of reported intersections, they are not an indication of Mineral Resource reporting or economic cut-off parameters.

Table 8:	Significant intervals drilled at Beskauga (>100 m intervals at >0.3 g/t Au)
Drillhole name	From (m)	To (m)	Core length (m)	Au (g/t)	Cu (%)
Bg1	45.1	309	263.9	0.41	0.2
Bg2	46.2	333	286.8	0.38	0.17
Bg3	48	241.4	193.4	0.57	0.42
Bg31	46.9	501	454.1	0.6	0.29
Bg32	47	504.1	457.1	0.42	0.28
Bg33	48.5	801	752.5	0.54	0.26
Bg36	51	496.3	445.3	0.43	0.33
Bg37	46	431.7	385.7	0.81	0.53
Bg39	44.7	200.9	156.2	0.36	0.36
Bg40	45	184.6	139.6	0.32	0.18
Bg41	208.2	509.7	301.5	0.74	0.43
Bg44	47.6	230.6	183	0.68	0.59

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Arras Minerals Corp. Beskauga Copper-Gold Project – S-K 1300 TECHNICAL REPORT

Drillhole name	From (m)	To (m)	Core length (m)	Au (g/t)	Cu (%)
Bg44	47.6	182.9	135.3	0.85	0.71
Bg44	337.9	568	230.1	0.35	0.26
Bg47	341	482	141	0.34	0.09
Bg53	115	352.4	237.4	0.33	0.2
Bg53	399.9	533.1	133.2	0.34	0.15
Bg54	46.1	484.2	438.1	0.37	0.31
Bg55	43.5	471.2	427.7	0.58	0.3
Bg55	233.1	365.8	132.7	0.71	0.47
Bg56	62.1	267.4	205.3	0.34	0.26
Bg56	280.3	509	228.7	0.55	0.39
Bg62	45.7	694.3	648.6	0.33	0.13
Bg63	43	676	633	0.62	0.4
Bg64	46.5	681.7	635.2	0.48	0.24
Bg65	45	565.5	520.5	0.38	0.3
Bg66	49	500	451	0.79	0.54
Bg67	46	407	313.9	0.41	0.35
Bg74	42	500	398.4	0.66	0.42
Bg77	45.2	396	350.8	0.56	0.36
Bg81	125.8	302	176.2	0.35	0.33
Bg21001	44.00	1017.20	973.20	0.56	0.32
Bg21002	623.00	740.40	117.40	0.60	0.23
Bg21004	43.90	1164.30	1120.40	0.39	0.25
Bg21006	43.00	732.20	689.20	0.60	0.24
Bg21007	46.00	1170.10	1124.10	0.40	0.25
Bg21008	286.30	479.00	192.70	0.40	0.24
Bg22011	96.00	225.00	129.00	0.55	0.01
Bg22012	41.00	406.00	365.00	0.54	0.40
Bg22015	652.00	768.40	116.40	0.54	0.19
Bg22021	503.00	641.50	138.50	0.48	0.35
Bg23024	582.70	909.75	327.05	0.32	0.17
Bg23026	155.00	282.00	127.00	0.49	0.17

Note that since mineralization occurs as a broad dissemination, actual core length is considered to represent true thickness.

7.2.6	Interpretation

Mineralization Orientation

Mineralization occurs as a broad, steeply west-dipping to subvertical zone that strike on average north-northeast (020°); however, this strike is locally variable between north (000°) and east-northeast (060°).

True Thickness

The zone of disseminated mineralization at Beskauga is varied between approximately 50 m and 600 m wide, extends for approximately 2.2 km along a north-northeast strike, with a depth of between 300 m and 800 m.

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7.3	KGK Drilling

KGK or hydraulic-core lift drilling is a system designed to drillholes for geochemical sampling and geological mapping of cover sediments and basement rocks. The method was developed in the Soviet Union and is in general like RC drilling. Rocks are cut by hard alloy crown bits and the cut chips and drill mud are delivered through a dual rod by pump to the surface where the material is filtered out and collected. The method is used in the early phases of mineral exploration for a quick assessment of relatively large areas.

Between 2011 and 2014, Dostyk undertook an extensive KGK drill program for the purpose of better defining “blind” mineralized targets through the Quaternary cover. The depths of drillholes ranged from 22 m to 65 m in length and averaged around 35 m. Often the holes were terminated within 5 m of intersecting bedrock. In this period a total of 1,606 holes were drilled for a total of 52,580 m within the area regional Beskauga area. Some 2,496 samples were taken and analysed.

Between 2021 and 2023 Arras Minerals continued exploring Beskauga with KGK drilling by completing total of 610 drill holes for a total of 28,197.8 drilled meters.

A summary table (Table 9) of the metres drilled each year and the locations of the drillholes are shown above the map (Figure 19) below.

7.3.1	Sampling and Results

The purpose of KGK drilling was to define areas of mineralization below the overburden, and hence these holes were only sampled at or near the contact with the underlying bedrock. Details of sampling procedures for 2011-2014 phase of drilling are unclear; however, these drill results have not been used for mineral resource estimation and the lack of sampling information is not considered material.

Arras Minerals 2021-2022 KGK drilling campaigns included geological logging od KGK drill core samples - alteration, lithology, and mineralisation; measurements of magnetic susceptibility and collection of SWIR-NIR spectral readings over drill core samples. After logging detail photo is taken of each drill core sample. Samples are stored in labeled cotton bags and sent to ALS.

The copper and gold results show strong anomalism that is coincident with known mineralization and extends into area that remain poorly drilled or undrilled (Figure 20 and Figure 21).

Table 9:	Summary table of the KGK drilling conducted by Dostyk between 2011 and 2022
Year	Holes	Samples	Drilled (m)
2011	801	1,207	28,281
2012	556	813	16,948
2014	249	476	7,351
2021	379	391	19,526
2022	231	231	8644.8
Total	2216	3118	80750.8

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Figure 22:	Location of the shallow KGK holes drilled by Dostyk between 2007 and 2017

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Beskauga deposit
Geological Map and Drilling plan
with Geochemical Anomalies in Hard Rocks
0 100 200 300 400 500m
86500
87000
87500
88000
88500
42500
42000
41500
41000
40500
40000
39500
39000
89000
Beskauga Main Cu-Au
Porphyry Deposit
Beskauga
South (Au)
Legend:
Sandstones, siltstones
Granodiorite, plagiogranite
Diorite
Diorite porphyry
Andesite, sandstones, conglomerate
Faults
15 DDHs 1990
Dostyk drill Holes:
8 DDHs 2007-2016
95 DDHs 2017
Shallow KGK holles 2011-2014
Hg-1 Hidrogeological holes 2017
Gt-1 Geotechnical holes 2017
L-6 Exploration lines
Proposed open pit
2014 y. Primary Geochemical Anomalies: (Cu, %)
>0.5
0.5
0.2
0.1
0.05
0.02
1990 y. Primary Geochemical Anomalies:
Ag, n•10-5
Cu, n•10-3
Mo, n•10-4

Figure 23:	Cu geochemical anomalies from KGK drilling and Soviet drilling

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Beskauga deposit
Geological Map and Drilling plan
with Au Geochemical Anomalies in Hard Rocks
0 100 200 300 400 500м
86000
86500
87000
87500
88000
88500
89000
42500
42000
41500
41000
40500
40000
39500
39000
Beskauga Main Cu-Au Porphyry Deposit
Beskauga South (Au)
Legend:
Sandstones, siltstones
Granodiorite, plagiogranite
Diorite
Diorite porphyry
Andesite, sandstones, conglomerate
Faults
Dostyk drill Holes:
8 DDHs 2007-2016
95 DDHs 2017
Shallow KGK holles 2011-2014
Hg-1 Hidrogeological holes 2017
Gt-1 Geotechnical holes 2017
Exploration lines
Proposed open pit
Primary Geochemical Anomalies Au, g/t:
1.0
0.3
0.1
0.05
0.03

Figure 24:	Au geochemical anomalies from KGK drilling

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Figure 25:	Location of the shallow KGK holes drilled by Arras Minerals 2021 and 2022 drilling campaigns.

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Figure 26:	Cu geochemical anomalies from 2021-2022 KGK drilling.

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Figure 27:	Au geochemical anomalies from 2021-2022 KGK drilling.
7.4	Hydrogeology Studies

A hydrological study of Beskauga was completed for Dostyk by CenterGeolSyomka Ltd. in 2017 to determine the main filtration parameters of the water-bearing fractured zones of the Late Ordovician intrusions and upper-middle Ordovician volcanogenic-sedimentary rocks (Egorova et al., 2017). Work completed consisted of rotary open-hole drilling, downhole geophysical studies, trial, and test pumping-out, and analysis.

There are two water-bearing domains at Beskauga,

•	shallow water-bearing aquifer in Quaternary alluvial deposits.

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•	moderately-water-bearing zones of fractured intrusive and sedimentary–volcanic rocks.

The domains are separated by the thick clayey layer of upper Eocene Tavda Formation.

Based on the results of test filtration works, the main parameters of water-bearing complexes have been determined.

The water-bearing zone of fractured intrusive and sedimentary–volcanic rocks have the following parameters:

•	average water-conductivity factor 1.41 m2/day.
•	average level-conductivity factor 608 m2/day.
•	average water yield factor 0.002; average rock filtration factor (at water bearing zone thickness 61.5 m within the modelled open pit) 0.023m/day.

Two test holes in the alluvial aquifer yielded the following parameters:

•	average water-conductivity factor 303 m2/day.
•	average level-conductivity factor 16 776 m2/day.
•	average water yield factor 0.013; average rock filtration factor (at water bearing horizon thickness 7.5 m within the modelled open pit) 40.4 m/day.

A preliminary estimation of water inflows into the modelled open pit was completed based on these parameters, separately for alluvial and fractured rock aquifers. The geometry and open pit depth were derived from a development study by CenterGeolSyomka Ltd. completed in 2010. The predicted water-inflows to be recalculated if the open pit geometry changes. Estimation of water inflows was done using a balance method including estimation of underground water reserves in the volume subjected to dewatering while mining, natural renewable water resources and water inflow into the open pit during its dewatering. The natural resources were not included in the total water balance due to unavailability of annual winter-spring precipitation recordings of the nearest meteorological station.

The predicted water-inflows into the open pit from alluvial water-bearing horizon is 1 169 m3/day, while the water-inflows from the fractured rock zone is 108.5 m3/day. Water inflows due to underwater drainage would be regular. Besides continuous water inflows, there would be temporary water inflows into the open pit due to snow-melting and shower-resulted-floods.

It was concluded that the Beskauga site displays simple hydrogeological conditions. It was noted that prior dewatering of the water-bearing alluvial horizon by the perimeter of the open pit would be necessary while doing the waste-rock-stripping operations prior to pit development.

7.5	Geotechnical Studies

SRK Consulting (UK) Limited completed a geotechnical study for Dostyk in 2018 to assess an open pit development at Beskauga. The study assessed the geotechnical characteristics of the sedimentary, volcanogenic-sedimentary, and intrusive rocks that host the mineralization and the overlying low strength clays and sands which are up to 40 m thick.

Five orientated drillholes (1750 m of core) were located to intersect the proposed pit shell approximately one third to half-way up the proposed slope. Except for one drillhole, all drillholes were drilled into the pit slope to give the best possible chance of intersection with any structures dipping out of the of the slope and into the pit. In addition, to remove any potential bias due to the drillhole orientation when defining structural domains and influential small scale joint sets, the drilling programme was designed to intersect the preliminary pit walls at different azimuths. Rock mass quality and structural logging was undertaken by Dostyk geologists trained in geotechnical logging and QA/QC by SRK. In addition, samples of both the overlying weak sediments and underlying competent rock were collected for strength testing which was undertaken in Kazakhstan.

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Laboratory strength testing characterised the rock as strong and assessment of Rock Mass Rating (RMR89) values for the main lithologies indicated minimal variability between lithologies with mean RMR89 values ranging from 59 to 62. RMR89 reduces in zones of more intense alteration or weathering, but these zones were discrete and discontinuous; 78% of the drill core was slightly altered and 19% moderately altered, while 46% of core was fresh and 40% slightly weathered.

In addition to the faults identified by Soviet mapping, five joint sets were defined from the orientated core data that dip shallowly to moderately steeply. No specific structural domains were identified.

Finite element analysis was completed to define appropriate overall slope angles to achieve a Factor of Safety (FoS) more than 1.3 and a Probability of Failure (PoF) of less than 5%. Rock mass strength was determined from laboratory testing and geotechnical logging, groundwater surfaces interpreted from limited hydrogeological data, and a global Disturbance Factor of 0.3 was applied to the model to avoid masking of deeper-seated failure because of superficial failure within any modelled ‘disturbance’ skin close to the excavated slope. Several models were assessed to define estimated depressurization requirements and to achieve an acceptable combination of FoS and PoF criteria.

Modelling a 500 m deep pit with three, 150 m stacks with inter-ramp angle of 55°, it would be necessary to draw back groundwater ~50 m from the face of the slope. Modelling this scenario returned an SRF value of 1.9 and a PoF slightly more than 5%. Kinematic assessment of structural data and finite element modelling was undertaken to develop a slope design for pit optimisation. To contain 80 % of failed material with a 20m bench with a face angle of 70° required a 7 m berm. Inter-ramp angles within the weakly consolidated overburden should not exceed 30°.

SRK made several recommendations for additional work, including:

•	Complete additional geotechnical drillholes at different azimuths to confirm than no major joint sets are present in the blind areas of the structural dataset from the study completed.
•	Develop a 3D large-scale structural model. Some regional and deposit scale faults had been identified and modelled but work to identify any additional faults not intersected during geotechnical drilling was considered crucial as these zones could be critical to the overall pit slope stability due to lower rock mass quality. Further investigations using geophysics data, drillhole data and field mapping was recommended.
•	Develop a 3D alteration model. Although the study indicated little variability and minimal impact from alteration on the host rocks, better understanding of the alteration domains especially in the region of the final pit slopes was recommended to provide better information on the effects of alteration on the rock mass forming interim and push-back slopes.
•	Develop a 3D groundwater model Although groundwater surfaces were considered in the slope stability analysis, the inputs were limited due to the lack of a 3D model with results incorporated as pore pressure grids within finite element slope stability analysis. This would allow more detailed analysis of the sensitivity of the slopes to changes in groundwater pore pressure.

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7.6	Regional Evaluation

Arras Minerals is currently integrating an abundance of information and data, both public and private, on the greater regional area around Beskauga. From the public side, the information from work conducted during the Soviet era including regional geophysical surveys and 1:250,000 geological mapping is a valuable initial basis for prospect evaluation when used with targeted stratigraphy and structural analysis. In addition, Arras Minerals has employed SRTM and Landsat ASTER images to develop remote sensed hydrothermal alteration models of selected target areas. Arras Minerals also intends to fly a high resolution airborne magnetic survey to act as a base for regional licence targeting and exploration.

Arras Minerals, via its 100% owned subsidiary Ekidos LLP, have two additional large exploration licences, adjacent to Beskauga the Stepnoe (370.8km2) and Ekidos (252.1km2). In November 2003, an additional 2 concessions (totaling 23.4km2) were staked by the company and should be granted in Q1, 2024.

Arras also has an additional 12 exploration concessions totaling approximately 2545.4km2 covering a number of porphyry copper exploration targets in the Bozshakul-Chingiz Arc.

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8	Sample Preparation, Analyses and Security
8.1	Sample Preparation and Security

During the 2007–2017 exploration program, samples were prepared at the Dostyk facility in Ekibastuz. The half-core samples were dried in a drying chamber and weighed using laboratory scales with a 0.05 g division value with weights registered in a sample receipt log. Samples were then crushed using two-stage crushing, with the first stage involving jaw crushing (to -7 mm) and the second stage using a roller crusher and screen (to -2 mm).

Following crushing, samples were split with a Jones splitter, with the bulk of the sample stored as a crush reject and ~1 kg milled using cup vibration mills to 200 mesh fineness (-90 μm). The samples were then split again, with one portion sent to the Stewart Assay and Environmental Laboratories LLC (SAEL) in Kara-Balta, Kyrgyzstan. Upon arrival at SAEL, the samples were coded and registered in the sample coding log and then re-registered under their new codes in the sample passing log. Following registration of samples and inclusion into the operator database, the samples were sent for analysis for gold by fire assay and copper, molybdenum, and silver by 0.2 g aqua regia digestion, followed by inductively coupled plasma optical emission spectrometry (ICP-OES) analysis.

A second portion of selected samples was sent to Jetysugeomining LLP laboratory for atomic-absorption analysis, and the remaining sample was stored as a pulp duplicate. All equipment used for sample crushing and milling (including tables) was cleaned and blown with compressed air after each sample. After each batch of samples, a clean blank material was passed though the equipment (glass for crushers, quartz sand for mills). The sample preparation area was subject to compulsory wet cleaning once a day.

The split core and crushed duplicate sample were stored in the specifically equipped sample storage facility consisting of a hangar with shelves. This facility can be locked and has on-site security.

During 2021 Arras exploration program, cut drill-core samples were placed in fabric bags with a unique sample ID tag. The bags were sealed with ties and taken weekly to the ALS laboratory in Karaganda where sample preparation was undertaken. Upon delivery, samples were logged into the laboratory’s tracking system. Samples were weighed and dried, crushed to 70% passing 2 mm, and pulverized to 85% passing -75 µm.

Gold fire assay and atomic absorption spectroscopy were carried out at the Karaganda laboratory, while prepared samples were shipped to ALS laboratory in Ireland for ICP-MS analyses.

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Figure 28:	Dostyk LLP storage facility with core and crushed duplicate samples.

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8.2	Analytical Method

Between 2007 and 2021, various laboratories were utilized for analytical requirements including the following:

•	Quartz Chemical/Analytical Laboratory, Semipalatinsk, Kazakhstan (2007–2008)
•	Jetysugeomining Laboratory LLP, Almaty, Kazakhstan (2009–2011)
•	HelpGeo Laboratory, Almaty, Kazakhstan (2012–2014)
•	Stewart Assay and Environmental Laboratories LLC (SAEL), Kara-Balta, Kyrgyzstan (2007–2017)
•	ALS Kaz Geochemistry LLP, Karaganda, Kazakhstan (2021)

SAEL was utilised by Dostyk as the primary laboratory from the commencement of the 2007 exploration program until 2017. It should be noted that all results used for the Mineral Resource estimate were provided by SAEL up to and including 2017, while results from 2021 were provided by ALS laboratory in Kazakhstan.

Samples were analysed at SAEL for gold using FA on a 30g bead with an AAS finish. A further 33 elements were determined by aqua regia digest followed by ICP-OES analysis of elemental concentrations.

Umpire assays at Genalysis Laboratory Services Pty Ltd (Perth, Australia) were performed using FA on a 30g bead with an AAS finish. A further 33 elements were determined by an aqua regia digest followed by ICP-OES analysis of elemental concentrations.

For the samples generated by the Arras drilling campaigns since 2021. After sample preparation, the prepared pulps were shipped to ALS Ireland for analysis. Samples were analyzed using the following techniques.

•	Gold was assayed using ALS code Au-AA23, with overlimit values re-assayed using method Au- GRA22:
•	Gold samples were assayed by fire assay with an atomic absorption finish (detection range of 0.005–10 g/t Au).
•	Gold samples returning assay values >10 g/t Au were re-assayed by fire assay with gravimetric finish (detection range of 0.05–10,000 g/t Au).

Multi-element analysis (including base metals) consisted of:

•	Four acid digest with an inductively coupled plasma atomic emission spectrometry (ICP-AES) finish (detection range of 1–10,000 ppm Cu, and 2–10,000 ppm for lead and zinc).
•	Copper samples returning values >10,000 ppm were re-assayed with a four-acid digest with and ICP-AES finish (detection range of 0.001–50% Cu).

The Qualified Person notes that for SAEL analyses only copper, gold, molybdenum, and silver data has been provided by Copperbelt.

8.3	Quality Assurance and Quality Control

The quality of any exploration data depends on the sample selection, sample preparation and analytical techniques adopted, as well as implementation of a quality assurance program with collection of quality control data. QA/QC programs should be implemented at all exploration stages, including drilling, collection of all types of samples, sample preparation and analysis, determination of sample density, collection of geotechnical data, data digitization, data storage and other associated aspects.

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QA/QC may be implemented through several steps, which may include but are not limited to adding blank samples, CRMs (or “standards”) with predetermined grades, and various duplicate samples (field duplicates, crush duplicates, pulp duplicates).

For the Beskauga Project, the quality control samples were submitted during the drilling programs are outlined below. [The QP has not been provided with a detailed breakdown but understands that quality control sample submission varied from program to program. The description in this section is based on the information and data provided by Copperbelt without reference to specific programs].

Pulverized duplicates of 0.0074 mm in size, produced at the second stage of the sample preparation process.

•	Blank samples
•	CRM samples.

In addition to these QA/QC checks, the SAEL Laboratory conducted internal QA/QC checks and Dostyk completed second laboratory checks at Genalysis Laboratories. In 2021 ALS laboratory conducted internal QA/QC checks.

8.3.1	Internal Laboratory QA/QC

Internal QA/QC checks carried out by SAEL LLP 2007-2017

All the measuring equipment was regularly tested. Daily, before work, all scales were checked with the special set of weights, and the temperature of the oven was measured by thermocouple unit.

All standard materials were acquired from reliable suppliers that are accredited in accordance with ISO Guide 34:2000. The laboratory used a broad range of standards prepared by well-known brands, such as CANMET, CDN Resource Laboratories, Geostats, ORE, Rocklabs, and others. One standard, one blank and five duplicates were inserted every 50 samples.

SAEL performed several routine quality control checks during the analytical process to monitor contamination, accuracy, and precision. Contamination was monitored by the insertion of a blank and standard at standard intervals. Accuracy was monitored using appropriate CRMs and precision by the duplication of samples.

SAEL operated a three-tier quality control system. Instrument operators stored data in job files and then perused the data to ensure analytical sequences were correct, standard values were correct and other controls also confirmed that the analytical run had not been beset with problems. These staff members-initiated checking of suspicious results. The second phase of quality control checking was performed either by quality control staff in each department or by the head of the department. Lastly, and before any batch of results were reported, senior staff in charge of reporting of results also perused the data. These staff members were not directly associated with the laboratory sections generating the results; however, they may also initiate queries in relation to any work which had been carried out on a sample and they may return work for re-analysis if they were dissatisfied with analytical quality.

All laboratory quality control data was reported within the structure of the final reports.

Quality control limits for the CRM, blank and duplicate samples were determined according to the analytical technique employed and were automatically flagged by the laboratory information management system (LIMS) as being erroneous if they fell outside these limits by the laboratory information management system. Prior to their release, laboratory personnel validated all results and flagged errors were assessed and, if possible, the sample batch was re assayed, or the errors reported. All data generated from quality control samples were captured for assessment.

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Quality control reports were generated and dispatched with the sample result file for each laboratory job.

Montgomery (2015) described the results of the SAEL final analysis report 14K014-14K016 and found no significant issues relating to the Beskauga drill database resulting from exploration between 2007 and 2017. The SAEL Final Analysis Report 14K014-14K016 contained records for 600 samples analysed and was accompanied by 164 repeat analyses for gold (>20%). The spreadsheet also contained 30 records for blanks and 30 records for CRM analysis (5%). All blank analyses were below detection limits. Two standards were included in the CRM results, ST 4/12 (19 results) and ST 7/12 (11 results), and 164 repeat (duplicate) analyses were carried out.

Internal QAQC checks carried out by ALS in 2021-2023.

ALS Geochemistry - Loughrea, Ireland is accredited by The Irish National Accreditation Board (INAB) which is the Irish body for the accreditation of organisations including laboratories.

Accreditation to this ISO standard involves detailed, on-site audits by skilled specialist assessors to evaluate ALS quality management system and verify the technical competence of their methods and personnel. This technical verification includes the requirement for successful participation in inter-laboratory proficiency testing programs and full method validation.

The quality assurance program is an integral part of all day-to-day activities at ALS Geochemistry Loughrea and involves all levels of staff. Responsibilities are formally assigned for all aspects of the quality assurance program.

The ALS sample tracking system ensures complete chain of custody records at every stage in the sample preparation and analytical process.

•	Complete traceability of the sample through the entire laboratory process.
•	Sample integrity is guaranteed by scanning the sample label at every stage.

Record of every sample weight submitted to the laboratory from the field.

The weighing room is segregated for the weighing of low- and high-grade samples and follow specialised standard operating procedures in sample handling, equipment used and cleaning.

The laboratory operates a policy of calibration to ensure that, where the concept is applicable, all principal and subsidiary measurements are traceable to SI units as realised by appropriate national or international standards. Laboratory staff has appropriate training to monitor calibration of equipment.

All items of equipment are subject to regular calibration verification which is recorded in an appropriate section of the Equipment Log. Equipment subject to calibration or verification at specific time intervals is clearly labelled to show when re-calibration or re-verification is due. Staff may not use any equipment, which is overdue for calibration or verification. Emphasis is on setting intervals conservatively so that problems will be detected before the quality of service or product is affected.

An electronic balance is used to weigh samples which are calibrated yearly to UKAS standards by an external accredited company. Calibration is checked daily by the operator using check weights. Weights are recorded on quality record sheet QR_005. These daily check weights are then checked yearly against reference weights which are calibrated externally by an external accredited company and are traceable to National Standards.

If any deviations in calibration of equipment is suspected, it will be checked using externally calibrated reference equipment and action taken as required.

Quality control samples are an important part of the ALS quality assurance program. They monitor the accuracy and precision of an analytical method and are used to evaluate the quality of the “unknown” sample data. GEMS (Laboratory Information System) inserts quality control samples (reference materials, method blanks and duplicates) on each analytical run, based on the rack sizes associated with the method.

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Each batch of samples contains a minimum of the following:

1 method blank. It is placed in the first position of the batch and does not contain a sample and goes through the entire analytical process from weighing to instrument analysis. This blank contains the same reagents as the regular samples and is used to monitor contamination throughout the analytical process.

1 reference material. Reference materials are homogenous samples containing known concentrations of analytes. They go through the exact same process as the regular samples and therefore can be used to monitor the accuracy and precision of the method, as well as sample order, contamination, and digestion quality of the batch. The first reference material is inserted in the second position of the batch and a second reference material is inserted into a random position chosen by GEMS. Results for the reference materials should be within the criteria set for the method.

1 set of duplicates. The duplicate sample is the last sample in the batch and is a separate weighing from the same pulp as the original sample. Duplicates are used to evaluate the precision of the analytical method. For gold analysis, duplicates show the degree of homogeneity of the sample.

Laboratory staff analyse quality control samples at least at the frequency specified above. If necessary, they may include additional quality control samples above the minimum specifications.

All data gathered for quality control samples – blanks, duplicates and reference materials are automatically captured, sorted, and retained in the QC Database.

QC program may include the following clients QC samples which are not monitored during approval of data:

-	Barren Material to be crushed or pulverized or both. May also be a pulp sample.
-	Reference Materials could be purchased from the same suppliers used by ALS or prepared from the client’s property (i.e. matrix matched to samples).
-	Field Duplicates collected out in the field.
-	Preparation Duplicates taken after either crushing or pulverizing as per client’s instructions.

Quality Control Limits for reference materials and duplicate analyses are established according to the precision and accuracy requirements of the method.

Data outside control limits are identified and investigated and require corrective actions to be taken. Quality control data is scrutinised at several levels. Each analyst is responsible for ensuring the data submitted is within control specifications. In addition, there are several other checks.

If any data for reference materials, duplicates, or blanks falls beyond the control limits established, it is automatically flagged red by the computer system for serious failures, and yellow for borderline results. The Department Manager conducting the final review of the Certificate is thus made aware that a problem may exist with the data set.

After the import, results become available for approval. The approval process involves three stages.

-	During initial stage the data is reviewed by one of the technicians from the department who will check the results and make sure that all QC samples such as duplicates, and blanks reported are within method specifications. Any failures and deviations are automatically flagged by GEMS. The samples can be sent for re-weight, where new analysis would be initiated on a new sample split. If all results are within spec, the technician will approve the run and this stage is called Tech Approval.
-	After tech approval the run is reviewed by one of our more qualified members of staff in the department such as department supervisor. Once they are satisfied with the quality of results, they carry out Final Approval. After this the analysis of the samples involved by the method code in question is treated as finished.

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-	Final approval is carried out by Data approval department, who approve results for entire completed workorder, frequently having results coming from more than one analysis code. They review the data, checking not only QC performance for individual methods but also reviewing entire set of results and looking at correlations between results from different methods. After their approval, entire workorder is finalized and results are automatically sent to the customer.

At any of the three approval stages any failures and deviations from the method specifications are flagged. If there is an indication that the failures are due to problems that occurred at any stage of the procedure, the samples can be sent for re-weight, where new analysis would be initiated on a new sample split.

Results are provided to clients by workorder batch. Reporting formats are specified to ensure results are reported accurately, clearly, and unambiguously. To meet client needs, results can be reported via several avenues and in many customized formats like Webtrive™, electronic format sending Email with excel/.csv results or sending traditional hard copy.

Evaluation of Trends - Control charts for frequently used method codes are generated and evaluated by laboratory staff on a regular basis. The control charts are evaluated to ensure internal specifications for precision and accuracy are met. The data is also reviewed for any long-term trends and drifts.

Precision Specifications and Definitions are discussed on the accompanying fact sheet (ALS QC Limits for Reference Materials & Duplicates) which we regularly share with clients.

External Proficiency Tests - Proficiency testing is designed to provide an independent assessment of laboratory performance by an outside agency. Test materials are regularly distributed to the participants and results are processed by a central agency. The results are usually converted to a Z-Score to rate the laboratory’s result against the consensus value from all participating labs.

8.3.2	Certified Reference Materials

Several CRMs were submitted for analysis together with samples, namely OREAS 209, OREAS 501b, OREAS 502b, OREAS 503b, and OREAS 54Pa. The CRM certificates can be downloaded from the company’s website (https://www.ore.com.au/).

The reference grades and standard deviation (SD) for the CRMs are shown in Table 10. A total of 187 gold CRMs and 124 copper CRMs were analysed, representing 0.52% and 0.34% of the 36,271 samples in the database, below the recommended amount of 5% of CRMs.

Table 10:	CRM grades

Exploration year	CRM	Company	Element/Test type	Grade	SD	No. of analyses
2007-2017	209	OREAS	Au, Pb FA (ppm)	1.58	0.044	52
			Cu, aqua regia (ppm)	76	3.7	0
	501b	OREAS	Au, Pb FA (ppm)	0.248	0.01	45
			Cu, four-acid digestion (wt. %)	0.26	0.011	40
	502b	OREAS	Au, Pb FA (ppm)	0.494	0.015	11
			Cu, four-acid digestion (wt. %)	0.773	0.02	11
	503b	OREAS	Au, Pb FA (ppm)	0.695	0.021	65
			Cu, four-acid digestion (wt. %)	0.531	0.023	63
	54Pa	OREAS	Au, Pb FA (ppm)	2.9	0.11	14
			Cu, four-acid digestion (wt. %)	1.55	0.02	10

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Exploration year	CRM	Company	Element/Test type	Grade	SD	No. of analyses
2021-Present	152a	OREAS	Au, Pb FA (ppb)	116	5	181
			Cu, four-acid digestion (wt. %)	0.385	0.009	181
	503d	OREAS	Au, Pb FA (ppm)	0.666	0.015	68
			Cu, four-acid digestion (wt.%)	0.524	0.01	68
	505	OREAS	Au, Pb FA (ppm)	0.555	0.014	162
			Cu, four-acid digestion (wt. %)	0.321	0.008	162
	506	OREAS	Au, Pb FA (ppm)	0.364	0.01	60
			Cu, four-acid digestion (wt. %)	0.444	0.01	60
	606	OREAS	Au, Pb FA (ppm)	0.34	0.01	38
			Cu, four-acid digestion ppm)	268	11	38

When using control charts, upper and lower warning limits are set to identify a range of values where the process can be considered “in control”. Most of the data is expected to be plotted within this range. Two SDs are generally used to define this range. An action limit generally represents an excess of deviation within a process, which exceeds three times the SD. A point outside of the mean ±3 SD range represents an out-of-control situation, and it is recommended that action be taken. The figures below show Shewhart Control Charts for the analyzed CRMs. Figure 24 provides a legend for the control charts where the warning limit 1 boundary represents one SD; the warning limit 2 boundary represents two SDs and the action limit boundary represents three SDs.

OREAS 209

CRM OREAS 209 was prepared from a blend of gold-bearing Magdala ore from the Stawell Gold Mine, west-central Victoria, Australia and barren tholeiitic basalt from Epping, Victoria, Australia. The Magdala lode is intimately associated with an intensely deformed package of volcanogenic sedimentary rocks. The ore samples were taken from basalt contact lodes and are strongly chlorite-altered (± silica, stilpnomelane) carbonaceous mudstones located directly on the western margin of the Magdala basalt dome. Mineralization in the ore consists of a quartz-sericite-carbonate schist assemblage containing the sulphides arsenopyrite, pyrrhotite and pyrite. OREAS 209 is one of a suite of 11 CRMs ranging in gold content from 0.340 ppm to 9.25 ppm.

A total of 52 samples were analyzed for gold and most samples were within three SDs and close to the actual grades (Figure 25). There were five samples that were outside of three SDs with one sample showing a significantly lower value than the reference grades (0.293 ppm Au instead of expected 1.58 ppm Au).

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Figure 30. OREAS 209 Shewhart Control Chart for gold

OREAS 501b

OREAS 501b was prepared from porphyry copper-gold ore and waste samples from a mine located in central western New South Wales, Australia with the addition of a minor quantity of copper-molybdenum concentrate.

A total of 45 samples were analyzed for gold and the majority of samples were within three SDs and close to the actual grades (Figure 26). There were five samples that were outside of three SDs with one sample showing a significantly lower value than the reference grades (0.026 ppm Au instead of expected 0.248 ppm Au).

A total of 40 samples were analyzed for copper and majority of samples were within three SDs and close to the actual grades (Figure 27). There was one sample that was outside of three SDs and this was possibly due to the erroneous database entry.

Figure 31. OREAS 501b Shewhart Control Chart for gold

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Figure 32. OREAS 501b Shewhart Control Chart for copper

OREAS 502b

OREAS 502b was prepared from porphyry copper-gold ore and waste samples from a mine deposit located in central western New South Wales, Australia with the addition of a minor quantity of copper-molybdenum concentrate.

Figure 33. OREAS 502b Shewhart Control Chart for gold

OREAS 503b

OREAS 503b was prepared from porphyry copper-gold ore and waste samples from a mine located in central western New South Wales, Australia with the addition of a minor quantity of copper-molybdenum concentrate.

A total of 65 samples were analyzed for gold (Figure 29) and copper (Figure 30) and the majority of samples were within three SDs and close to the actual grades. There were two samples that were outside of three SDs for gold, and one sample that was outside of three SDs for copper.

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Figure 34. OREAS 503b Shewhart Control Chart for gold

Figure 35. OREAS 503b Shewhart Control Chart for copper

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OREAS 54Pa

Reference material OREAS 54Pa is a porphyry copper-gold standard prepared from ore and waste rock samples from a porphyry copper-gold deposit in central western New South Wales, Australia. Copper-gold mineralization occurs as stockwork quartz veins and disseminations associated with potassic alteration. This alteration is intimately associated spatially and temporally with the small finger-like quartz monzonite porphyries that intrude the Goonumbla Volcanics.

A total of 14 samples were analyzed for gold and 10 samples for copper, and majority of the samples were within three SDs and close to the actual grades for both elements (Figure 31, Figure 32). There was one sample for both gold and copper that was outside of three SDs.

Figure 36. OREAS 54Pa Shewhart Control Chart for gold

Figure 37. OREAS 54Pa Shewhart Control Chart for copper

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OREAS152a

OREAS 152a is one of three porphyry Cu-Au-Mo-S certified reference materials prepared from copper ore from the Waisoi district, Viti Levu, Fiji. The two deposits in the area are the Waisoi East deposit (quartz porphyry) and the Waisoi West deposit (diorite porphyry). Copper mineralisation in the region is accompanied by stockwork quartz veinlets and is characterised by bornite-chalcopyrite-pyrite assemblages.

Au - 3 samples failed with reporting higher than 3 standard deviations than the mean average.

Cu – 18 samples fell outside the 3SD limit. This standard needs to monitored as the variation is more than we would expect from a CRM.

Figure 38. OREAS 152a Shewhart Control Chart for gold

Figure 39. OREAS 152a Shewhart Control Chart for copper

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OREAS 503d

OREAS 503d was prepared from a blend of porphyry copper-gold ore, barren granodiorite and a minor quantity of Cu-Mo concentrate sourced from the Ridgeway underground mine located in the Cadia Valley Operations situated in central western New South Wales, Australia.

A total of 68 samples were analyzed for gold and copper, and most of the samples were within three SDs with only 3 samples for Au and Cu falling outside these limits.

Figure 40. OREAS 503d Shewhart Control Chart for gold

Figure 41. OREAS 503d Shewhart Control Chart for copper

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OREAS 505

OREAS 505 was prepared from a blend of porphyry copper-gold ores, barren granodiorite, and a minor quantity of Mo concentrate. The ores were sourced from both the Northparkes Mine and Ridgeway Mine. Both mines are in the Central West of New South Wales, Australia. The barren granodiorite was sourced from the mafic, S-Type, Late Devonian Bulla Granodiorite complex located in northern Melbourne, Australia.

A total of 162 samples analyzed for both gold and copper where only 6 samples for gold and 2 samples for copper was outside 3SD range.

Figure 42. OREAS 505 Shewhart Control Chart for gold

Figure 43. OREAS 505 Shewhart Control Chart for copper

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OREAS 506

OREAS 506 was prepared from a blend of porphyry copper-gold ore, barren granodiorite, and a minor quantity of Cu-Mo concentrate. The ore was sourced from the Northparkes Mine located in the Central West of New South Wales, Australia. The barren granodiorite was sourced from the mafic, S-Type, Late Devonian Bulla Granodiorite complex located in northern Melbourne, Australia.

A total of 59 samples analyzed for copper and gold. Only 4 gold and 2 copper samples fell outside the 3SD range (Figure 39, Figure 40).

Figure 44. OREAS 506 Shewhart Control Chart for gold

Figure 45. OREAS 506 Shewhart Control Chart for copper

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OREAS 606

This CRM was prepared from a blend of silver-copper-gold bearing ores from Evolution Mining’s Mount Carlton Operation in Queensland, Australia and argillic rhyodacite waste rock sourced from a quarry east of Melbourne, Australia. The mineralization assemblage at Mount Carlton consists of pyrite, enargite/tennantite, tetrahedrite, digenite, covellite, sphalerite, galena, alunite, dickite, kaolinite and vuggy silica, hosted in advanced argillic altered rhyodacite containing Sulphur-salts.

A total of 38 samples was analyzed for copper and gold, and only 2 gold samples fell outside the 3SD range.

Figure 46. OREAS 606 Shewhart Control Chart for gold

Figure 47. OREAS 606 Shewhart Control Chart for copper

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8.3.3	Blanks

In campaigns before 2021 a total of 318 blank samples (0.9% of all samples) were submitted for analysis. No information was provided by Copperbelt regarding the acquisition and preparation of the blank samples. Of all the blank material sampled, the majority had below detection or very low values reported; thus, the blank values indicate that there is very little contamination overall. However, it should be noted that only a small proportion of the whole database comprise blanks, and usually a greater number (~4% of all samples) would be expected.

Table 13.Blank assay results for period before 2021

Element	Minimum	Maximum	Mean	Median	No. of results
Au (ppm)	0.025	0.18	0.04	0.03	313
Cu (ppm)	3	2,893	273	175	240

A total of 529 blank samples (2.57 % with insertion rate 1/40 samples) were submitted for analysis by Arras Minerals since 2021. The blank used is a quartz sand supplied locally by CJSC Quarry "Gora Khrustalnaya".

For all the blank material analyzed for gold, only one sample exceed the 3 x lower limit of detection (LLD) and this sample does not appear to indicate any carryover contamination.

For Gold, 9 samples returned values 5 time the lower detection limit (0.025 ppm Au), and these are either due to mis-labeling of standards (certified reference material being labelled as blank sampling in the database), or sample translations (data form adjacent samples being allocated to the blank sample ID).

For copper, only 2 samples returned values >50ppm Cu, again, suggesting that these samples are certified reference material rather than blank samples.

Table 14. Blank assay results 2021-23

Element	Minimum	Maximum	Mean	No. of results
Au (ppm)	0.005	0.45	0.010	528
Cu (ppm)	4	4510	36.33	528

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Figure 48. 2021 Blanks - control chart for gold

Figure 49. 2021 Blanks - control chart for copper

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8.3.4	Duplicates

A total of 97 pulp duplicates were submitted in 2013 to estimate the laboratory assay precision and to quantify the related risk for the MRE. No information for duplicate samples submitted in other years has been provided by Copperbelt. The duplicates were analyzed for gold, silver, and copper.

The laboratory results for all analyzed elements show relatively good repeatability with the statistics and plots showing similar distributions. Tests for all laboratory results show a precision of ±4.05% for gold (Figure 45), and ±2.91% for copper (Figure 46), which are within the acceptable limits and indicate a low risk related to assay precision. However, the available dataset represents just one year and a small proportion of the complete database (only 0.27% of all assays) so it is not possible to draw general conclusions on the quality of the entire assay dataset.

There is no information on core duplicates for previous drilling campaigns, and it has been assumed that no core duplicate samples were collected.

Figure 50. Linear regression of gold for duplicates from 2013

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Figure 51. Linear regression of copper for duplicates from 2013

From 2021 to present, Arras Minerals campaign in 2021 a total of 509 field duplicates – quarter of halved core, and coarse reject duplicates (2.5% % with insertion rate 1/40 samples) were analyzed. Results of copper and gold showed good repeatability with the plots showing similar distribution.

Laboratory results for the duplicates returned a coefficient of correlation of 96.5%. There is minor scatter in copper values, generally at the lower analytical values, this is probably reflecting the distribution of copper and gold in veinlets and along fractures and can be highly variable in the drill core.

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Figure 53. Linear regression of gold for duplicates from 2021-2023 Arras drilling campaigns

Figure 54. Linear regression of copper for duplicates from 2021-2023.

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8.3.5	Laboratory Umpire Analysis

CRMs and blanks can only partially cover the question related to potential sample bias. Therefore, 966 sample pulps (2.7% of all assays) were selected for external control check assays and were sent to a certified Genalysis laboratory in Australia.

Table 12 shows duplicate correlation coefficient and precision results and Figure 33 to Figure 35 show linear regression graphs for umpire samples. Both precision results and graphs show relatively good repeatability and similar distribution for gold and copper; however, there is a slight positive bias towards the original results, especially for the copper grades.

Table 12:	Correlation coefficient and precision values for pulp duplicates
Element	No. of tests	Minimum grade	Maximum grade	Correlation coefficient	Precision
Au (ppm)	966	0.061	3.88	0.97	±13.17
Cu	968	0.014	2.21	0.99	±12.35

Figure 33:	Linear regression of gold for duplicates

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Figure 34:	Linear regression of copper for duplicates

8.4	Author’s Opinion on Sample Preparation, Security and Analytical Procedures

It is the Qualified Person’s opinion that the reported sample preparation and analyses were completed in line with industry standards and are adequate for the purposes of this Mineral Resource Estimate and S-K 1300 Technical Report Summary. Although, in the historic drilling, the number of CRM, duplicate and blank samples are lower than what is considered appropriate, based on the assessment of the quality control data, the Qualified Person considers that the quality of assays is adequate and suitable to be used for the Mineral Resource Estimate.

The Qualified Person however does note that documentation of historical quality control data is incomplete and has identified quality control as a risk to the Mineral Resource Estimate and has considered this in classification. Additional check sampling and analysis on existing drill core and pulps is recommended in the next phase of work to bring the type and proportion of data to accepted industry standards. The author is happy that Arras Minerals have increased the number of CRM (5%), Blanks (2.6%) and Duplicate (2.5%) samples and is happy with the quality of the data.

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9	Data Verification
9.1	Internal Data verification

Arras Minerals uses validated excel data capture spreadsheets to prevent incorrect data from entering the database, including:

• Intervals exceeding the total hole length.

• Gaps in lithology data.

• Negative length intervals.

• Positive down-hole dip measurements.

• Out-of-sequence and overlapping intervals.

• Sample intervals overlapping areas of no recovery (e.g., historical workings).

• No interval defined within analyzed sequences (not sampled or missing samples/results).

• Inconsistent drill hole labelling between tables.

• Invalid data formats, logging codes and out-of-range values.

• Unusual assay results, including excessively long assay intervals.

• Recovery and RQD values exceeding interval length.

After the data were imported into Mapinfo, Micromine and Leapfrog software systems, the data were reviewed in two dimensions and three dimensions to confirm data quality and to ensure that there were no unreasonable downhole deviations or gaps in the logging and assay data fields. There are also multiple drill hole data validation processes completed in Micromine that are undertaken to ensure data quality and integrity.

9.2	Site Visit

A site visit was carried out by Tim Barry, Qualified Person, between 6 November and 24 November 2023, during which drill rigs and core storage sites were visited, and logging and sample preparation facilities and procedures were inspected. All procedures observed were considered appropriate.

During the site visit, Tim Barry observed core logging and sampling procedures, reviewed sampling preparation facilities and procedures, and inspected documentation related to drilling, sampling, and assaying. No samples were collected for additional laboratory verification; however, mineralized intervals were inspected and compared with assay values for confirmation of mineralization.

9.3	Data Verification by Qualified Person

The Authors have reviewed all the information provided by the Company and all publicly available historical reports.

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Original assay certificates were made available for drilling completed between 2007 and 2023. The Author compared randomly chosen sample intervals within the drill database provided by the Company, to the original assay certificates. Several instances were noted where provisional values were not updated with final assay values. The database was updated using the final certified values. No other discrepancies were identified.

Drill hole logs from all years of drilling were reviewed for consistency and anomalies. Intervals were inspected for gaps in data or overlaps. No discrepancies were identified.

Validation completed as part of the Mineral Resource estimation is described in Section 14.

9.4	Qualified Person’s Opinion on Data Adequacy

It is the Qualified Persons’ opinion that the data available are a reasonable and accurate representation of the Beskauga Project and are of sufficient quality to provide the basis for the conclusions and recommendations reached in this Technical Report.

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10	Mineral Processing and Metallurgical Testing

Six metallurgical testing programs have been conducted on the mineralisation at Beskauga between 2009 and 2017. The results obtained during each phase of testing indicated specific areas that needed further evaluation in subsequent phases. Larger scale (pilot plant) and downstream testing programs were also carried out as part of later phases of work, as is typical for large-scale copper porphyry projects.

The following is a summary of the chronology of the testing programs completed to date:

•	2009: Kazmekhanbor, Almaty, Kazakhstan – initial evaluation of flotation testing on a master composite
•	2010: ALS Ammtec, Perth, Australia – mineralogical evaluation and flotation response on average grade metallurgical composite
•	2011: ALS Ammtec, Perth, Australia – flotation response on high grade metallurgical composite
•	2015: Wardell Armstrong International (WAI), Cornwall, United Kingdom – comminution and flotation optimization testing on various metallurgical composites
•	2017: WAI, Cornwall, United Kingdom – gold optimization testing on bulk products.
•	2017: HRL Testing, Brisbane, Australia – Toowong Process amenability testing.
10.1	Sample Selection
10.1.1	2009 Kazmekhanbor Metallurgical Composite Sample

A single master composite representing the resource grade was obtained from holes BG1 and BG3. Half HQ core samples were shipped to the Kazmekhanbor laboratory in Almaty. Twenty-five core samples were used to create 104.3 kg sample averaging 0.875 g/t Au and 0.424% Cu, 5.1 g/t Ag, and 0.05% As.

10.1.2	2010 ALS Ammtec Metallurgical Composite Sample

Two metallurgical composite samples were prepared for the 2010 metallurgical program conducted by ALS Ammtec, from holes drilled during the 2009 and 2010 drilling campaigns. The composites were as follows:

•	A “resource grade” composite of 106.7 kg, created from 11 samples from holes Bg30, Bg31, Bg32, and Bg33, averaging 0.45 g/t Au and 0.2% Cu, 5.135 g/t Ag, and 0.065% As

•         A 43.9 kg “high-grade” composite created from 11 samples from holes Bg23, Bg25, Bg26, and Bg27 averaging 0.67 g/t Au and 0.68% Cu, <2 g/t Ag, and 0.017% As.

Half HQ core was shipped to the Ammtec laboratory in Perth where the composite was prepared.

10.1.3	2015 WAI Metallurgical Composite Sample Grade

Three composite metallurgical samples were prepared by WAI in 2015 representing a composite sample for a potential “starter pit”, a composite sample representing the “average grade” of the resource, and a composite representing “high-grade” within the resource. The sample intervals from various drillholes are as follows:

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•	Starter Pit Composite: 11 samples from 11 holes totaling 217.3 kg (Bg63, Bg64, Bg65, Bg66, Bg67, Bg68, Bg71, Bg74, Bg77, Bg78 and Bg79) averaging 0.56 g/t Au and 0.38% Cu, 1.46 g/t Ag, and 0.06% As
•	Average Grade Composite: 30 samples from four holes totaling 233.9 kg (Bg68, Bg74, Bg77 and Bg79) averaging 0.43 g/t Au and 0.29% Cu, 1.21 g/t Ag, and 0.044% As
•	High Grade Composite: 11 samples from 11 holes totaling 209.9 kg (Bg63, Bg64, Bg65, Bg66, Bg67, Bg68, Bg71, Bg74, Bg77, Bg78 and Bg79) averaging 0.91 g/t Au and 0.51% Cu, 2.13 g/t Ag, and 0.078% As.

Half HQ core was shipped to the WAI laboratory in Cornwall where composites were prepared. The 2010 and 2015 composite samples were also used for later test work.

10.2	Metallurgical Test Results
10.1.1	Mineralogy

An initial mineralogical assessment undertaken by Kazmekhanbor in 2010 using optical microscopy on the composite samples showed mineralogy typical of copper-gold porphyry. Mineralisation is comprised of pyrite, chalcopyrite, tennantite, magnetite, and hematite (with minor molybdenite, bornite, sphalerite, galena, pyrrhotite, native gold and silver telluride), and was seen to vary between disseminated and vein style. Mineralisation was hosted in a strongly potassic-altered diorite that was often overprinted with later silicification, sericitization, and argillic alteration.

QEMSCAN® test work was carried out on the “Starter Pit” composite by as part of the 2015 WAI metallurgical test work program. The sample was subdivided into four size fractions (106 μm, -106/+53 μm, -53/+20 μm, and -20/+2 μm). The aim was to determine mineralogy, mineral association and liberation characteristics, mineral deportment and theoretical grade recovery curve information.

The test work showed that sulphide mineralisation is comprised of predominantly pyrite and chalcopyrite, with lesser copper arsenides, bornite, chalcocite (in slightly varying proportions depending on grain size – Figure 51), with gangue mineralogy comprised of predominantly quartz and muscovite, with minor K-feldspar, plagioclase feldspar, ankerite, iron/manganese carbonate, chlorite and biotite with trace barite, ilmenite, rutile, apatite, and zircon. “Cu arsenides” is assumed to include tennantite and possibly enargite.

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Figure 55. QEMSCAN® modal mineralogy for the sulphide phases

10.1.2	Bench-Scale Test work

The laboratory testing program completed at Ammtec in 2010 provided encouraging copper recovery results (78.44%) but the concentrate grades of 18.48% Cu were lower than desired. Initial open cycle cleaner tests also identified high arsenic levels in the final copper concentrate arising from the presence of tennantite (Cu12As4S13). Molybdenum grades in the feed were too low to produce a saleable molybdenum concentrate.

Subsequent bench-scale test work by WAI in 2015 focused on testing of a starter pit composite and an average copper grade composite to represent the life-of-mine resource grade for the Beskauga Main zone. Additionally, a high-grade copper and gold composite was tested to determine maximum design parameters for the flotation circuit, with respect to residence time and concentrate production.

Bench-scale float tests at both Ammtec and WAI entailed a rougher/scavenger stage to recover most of the mineralisation into a low concentrate mass (at a primary grind size P80 of 120 μm), followed by regrinding the rougher/scavenger concentrate and then utilising three-stage cleaning to produce a final copper concentrate. Regrind optimization tests showed that the optimum concentrate regrind size was a P80 of 34 μm.

Open cycle cleaner tests carried out on the Average Grade Composite indicated that a recovery of 80.3% was achievable into a concentrate mass of 0.95% by weight, assaying 23.74% Cu. Additional locked cycle tests indicated that a copper recovery of 84.8% could be achieved into a concentrate mass of 1.17% by weight, assaying 20.15% Cu. Gold recovery to the final cleaner copper concentrate was 54.6%, at a final concentrate grade of 19.8 g/t Au.

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This gold recovery was considered lower than expected, and further gold optimization test work was initiated to determine effect of pH on gold float performance, as well as testing of a sequential chalcopyrite-pyrite float with separate regrinding and cleaning of the chalcopyrite and pyrite rougher/scavenger concentrates.

10.1.3	Flotation Test work

Flotation optimization test work was carried out by Ammtec (2010) and WAI (2015), both carrying out open-cycle rougher and cleaner testing with WAI also carrying out locked cycle test work. The composite samples used had similar head grades of copper (0.2% Cu – Ammtec, 0.29% Cu – WAI) and gold (0.45 g/t Au – Ammtec, 0.43 g/t Au – WAI), representing “average grade” material. However, the Ammtec sample had substantially higher total sulphur content (1.47%) than the WAI sample (0.55%), owing to a higher pyrite content in the Ammtec sample. As a result of the increased pyrite content, there is evidence of non-selectivity during the Ammtec rougher/scavenger flotation.

Ammtec Flotation Tests – 2010

The Ammtec results show that highest rougher recovery (copper recovery of 90.0%) was achieved at a primary grind size P80 of 75 μm (Figure 52), with a concentrate mass of 7.29% by weight, assaying 2.63% Cu. Gold recovery to the rougher/scavenger concentrate was 74.5% at 4.8 g/t Au. Because typical low-grade copper porphyry projects require high installed grinding power requirements for high throughput rates, a standard primary grind size P80 of 106 μm is probably the more suitable for future cleaner tests, as this size achieved recoveries very close to the 75 μm tests (Figure 52).

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Figure 56. Ammtec “Average Grade” rougher/scavenger grade-recovery curves

Ammtec also conducted a rougher/scavenger float test on the high-grade copper composite to determine its flotation performance. Optimal grade-recovery performance to the rougher/scavenger concentrate was achieved at pH 10.5, with 88.4% Cu recovery into a concentrate mass of 5.72%, assaying 5.30% Cu. Gold recovery was 74.7%, at 11.3 g/t Au.

Ammtec conducted two-stage cleaner tests on the average grade and high-grade copper composite samples, at various concentrate regrind sizes and pH levels.

In the most optimal two-stage cleaner test for the average grade (Figure 53), overall copper recovery was 78.44%, at a final concentrate grade of 18.48% Cu. Gold recovery to the copper concentrate was 45.59% at a gold grade of 21.9 g/t Au. The cleaner grade-recovery curves achieved by Ammtec were satisfactory; however, the high pyrite content resulted in difficulty achieving a >21% Cu target saleable copper concentrate after two stages of cleaning. In the most optimal three-stage cleaner test for the high-grade, copper recovery was 80.5%, at a final concentrate grade of 27.6% Cu. Gold recovery to the copper concentrate was 59.0% at 51.0 g/t Au.

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Figure 57. Ammtec “Average Grade” cleaner grade-recovery curves

WAI Flotation Tests – 2015

WAI conducted rougher optimization float tests on three main composites (Starter Pit, Average Grade, and High Grade) using the optimum test conditions derived from the Ammtec testing program in 2010. A series of rougher tests were conducted to determine the effect of primary grind size, collector type and float time on the rougher flotation performance. The primary objective of the rougher tests was to maximize both copper and gold recoveries into the rougher concentrate product.

Rougher performance improved relative to the 2010 Ammtec tests, with >90% copper recovery and >70% gold recovery achieved for all samples (Table 14), at a grind size P80 of 120 μm (coarser than that used for the 2010 test work).

Table 15 Results of optimal WAI rougher tests for three different samples

Composite ID	Test no.	P80 μm	Concentrate mass wt.%	Grade			Recovery
				Cu %	Au g/t	% TS	Cu %	Au g/t	% TS
Starter Pit	FT 8	120	14.52	1.97	2.72	3.97	92.54	74.27	91.34
Average Grade	FT 1	120	19.40	1.29	1.69	2.70	90.92	75.77	91.179
High Grade	FT 5	120	17.49	2.59	4.03	5.99	94.66	78.78	82.14

A number of first cleaner (timed kinetics) and three-stage open cycle cleaner tests were also carried out to test several variables including regrind size, pH and float time. The primary objective of the open cycle cleaner tests

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was to maximize copper and gold recoveries at a saleable concentrate grade of circa 22% Cu. Concentrate grades of >22% Cu were achieved for all samples, with recoveries between 78.18% and 87.58% (Table 15).

Table 16. Results of optimal WAI cleaner tests for three different samples

Composite ID	Test no.	Concentrate mass wt.%	Grade			Recovery
			Cu %	Au g/t	% TS	Cu %	Au g/t	% TS
Starter Pit	FCT 16	0.93	24.72	24.76	27.03	78.18	49.50	43.52
Average Grade	FCT 7	0.95	23.74	23.79	29.17	80.26	50.93	53.91
High Grade	FCT 11	1.87	22.61	27.74	35.32	87.58	65.63	60.69

Locked cycle tests were carried out on each of the Beskauga Main metallurgical composites. In these tests, the cleaner tails streams from each of the cleaner stages are recycled back through to the head of the previous unit cleaner stage. The locked cycle tests were carried out for six cycles for equilibrium to be achieved. The objective of the locked cycle testing was to determine the final copper and gold grade recovery relationships that could be expected under actual plant conditions.

For all samples, copper grades of >20% were achieved at recoveries ranging from 82.66% to 89.06% (Table 16). A comprehensive analysis of the concentrate showed that there are potential issues with the arsenic, antimony and mercury levels in the final copper concentrate which would incur smelter penalties. However, it appears these smelter penalty elements can be removed using the Toowong leach technology (see Section 10.2.6).

Table 17. Average grade from different areas of the Beskauga deposit

Composite	Product	Copper		Gold		Total sulphur
		Grade (%)	Recovery (%)	Grade (ppm)	Recovery (%)	Grade (%)	Recovery (%)
Shallow at surface mineralization	Concentrate	21.96	82.66	22.92	56.65	26.74	52.95
	Tailings	0.05	17.34	0.20	43.35	0.27	47.05
Average Grade	Concentrate	20.15	84.74	19.83	54.63	27.35	61.23
	Tailings	0.04	15.26	0.20	45.37	0.21	38.77
High Grade	Concentrate	21.48	89.06	28.01	67.57	37.41	69.55
	Tailings	0.05	10.94	0.27	32.43	0.33	30.45

10.1.4	Cyanidation Leach Testing

Based on mineralogical investigation, the gold at Beskauga Main is primarily associated with chalcopyrite, with minor pyrite and non-sulphide gangue associations. Investigative testing looked to determine the potential for leaching of gold lost in the rougher and 1st cleaner scavenger tail products, via a separate “add on” carbon-in-leach (CIL) circuit.

Cyanide leach testing was carried out on the rougher and 1st cleaner scavenger tail products from the 2015 WAI flotation tests, which make up the final tailings and the overall gold losses. Bulk sulphide flotation was also carried out on the rougher tail to establish the gold recovery to a pyrite concentrate.

Direct cyanidation leach tests were conducted at varying cyanide concentrations to determine potential recoveries for gold and silver. Results showed that there is a high proportion of cyanide soluble gold in the rougher tail and 1st cleaner scavenger tail products and that good recoveries (52.8% and 60.4%, respectively) could be achieved. However, owing to the large mass pull to the rougher tails (>88% by weight), it is unlikely to be viable to leach the entire rougher tail at the proposed design tonnage rate of 13 million tonnes per annum, therefore the proposed approach is to include a pyrite float stage on the rougher tailings stream to produce a gold-bearing pyrite concentrate. The pyrite concentrate in combination with the 1st cleaner scavenger tail would be sent to a conventional CIL circuit.

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10.1.5	Copper/Molybdenum Separation Testing

The recovery and upgrading of molybdenum contained in a bulk flotation concentrate was the objective of test work conducted at Ammtec Perth, Australia. Testing of the concentrate from the high-grade composite sample focused on using additional flotation stages to recovery molybdenum from bulk flotation concentrates. The key parameters evaluated included rougher flotation density, rougher flotation time, molybdenum concentrate re-grind requirements, and the number of cleaning stages required in molybdenum flotation.

The molybdenum recovery to the copper rougher concentrate, was 24.5%. Following three stages of molybdenum cleaning, a concentrate grade of 15.9% Mo with 15.2% molybdenum recovery was obtained. It was concluded that the molybdenum grade in the sulphide ore was too low to warrant incorporating a copper-molybdenum circuit.

10.1.6	Toowong Process Test Program

The Toowong Process is an emerging hydrometallurgical treatment process designed to remove arsenic, antimony and other metalloid and non-metal penalty or hazardous elements from base and precious metal concentrates. The Toowong Process has underdone numerous test work programs including continuous pilot plant testing on concentrates from the Tampakan copper project in the Philippines, which successfully reduced the arsenic content of the concentrates from 1.1% As to 0.05% As. Although at a pilot stage, it utilises established hydrometallurgical processes. At the heart of the process is a patented Alkaline Sulphide Leaching step that solubilises key penalty impurities or metals, generating either an enrichment product or a process stream suitable for conventional downstream metal recovery.

A final copper concentrate sample produced from the 2017 WAI test work was used to test the amenability of Beskauga concentrate for the Toowong process. Preliminary benchtop leaching test work demonstrated that the concentrate can be treated to remove arsenic. In Test 3, arsenic was reduced from 3.69% to 0.31% after 24 hours leaching time. Antimony was reduced from 0.224% to 0.023%.

Leaching was found to be selective for arsenic and antimony with the following results for other elements:

•         Gold extraction was negligible in all tests and reported with the clean concentrate product.

•         Copper and iron are insoluble in the Toowong Process leaching conditions and remain in the leached concentrate (leach residue).

•         Mercury was partially removed (28%) after 24 hours.

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•         Reagent consumption use may be reduced by closed circuit processing and further optimizations to the process.

10.3	Conclusions, Risks and Other Factors

Several stages of test work have demonstrated the following key findings:

•	Approximately 85% or above of the copper in the Beskauga deposit can be recovered to a sulphide concentrate via floatation using a coarse grind size P80 of 120 µm, resulting in a copper concentrate >21% Cu.
•	Approximately 55% of the gold contained in the Beskauga deposit reports to the copper concentrate, which grades at approximately 20 g/t Au or above.
•	An additional 19.5% of the gold in the Beskauga deposit that does not report to the copper concentrate could potentially be recovered by including a pyrite float stage on the rougher tailings stream to produce a gold bearing pyrite concentrate. The pyrite concentrate in combination with the first cleaner scavenger tail would be sent to a conventional CIL circuit to recover the gold as a gold Doré.
•	The Toowong Process is a potential avenue to address penalty levels of arsenic in the copper concentrate.

The high levels of deleterious elements such as arsenic, antimony and mercury in the final copper concentrate require this material to be further treated using the Toowong Process to produce a saleable copper concentrate with arsenic levels <0.5% As. Amenability tests using the Toowong Process showed that the arsenic content in the final copper concentrate was reduced from 3.69% As to 0.3% As after 24 hours of leaching. Other smelter penalty elements such as antimony and mercury were also leached from the copper concentrate during the Toowong Process.

The metallurgical testing to date has utilized sample composites that have been selected from drillholes that cover the full mineralisation area and are suitable for support of the Mineral Resource estimate. A range of mineral processing techniques have been tested that are typical for the region and mineralization style. Further refined investigation has been completed on the management of contaminants in the flotation concentrate allowing this feature to be incorporated in the assessment for Mineral Resource estimation. Future evaluation of mining scoping studies will refine the metallurgical process path and will necessitate more detailed metallurgical studies on whole of mineralization composites but will also require local variability tests for the preferred extractive methods.

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11	Mineral Resource Estimates

The Beskauga drill hole data was initially provided to Archer Cathro, on December 12, 2021, as Microsoft Excel files and comprised:

•	Collar Locations
•	Downhole survey information
•	Lithology
•	Drill hole assays

Surfaces representing overburden, topography, faults, and lithologies was presented in DXF format.

All of the data was imported into Geovia GEMS and validated. Data was inspected for overlapping or missing data, inconsistent hole depths, downhole survey errors, and mis-matching hole identification. No issues were found with the provided data.

A total of 40,037 samples in 105 drill holes have been considered during the mineral resource estimate. Of these, 29,436 samples in 85 drill holes were used to estimate the Mineral Resource.

Drill hole data included in the files provided by the Company for the Beskauga deposit is summarized in the table below.

Table 18: Drillhole database files

Description	No. of records
Drillhole collars	105
Drillhole survey	2,162
Assay data	40,037

More recent drilling, completed after December 2021 was provided to Archer Cathro on December 12, 2023 and has been used to validate the mineral resource estimate. This drilling has not yet been integrated into the geological model and therefore not used in the current mineral resource estimation. Results from the most recent drilling were used to validate historical drilling and the geological modeling.

11.1	Solid and Surface Interpretation

Wireframes representing mineralized areas were generated by the Company in Leapfrog. Grade shells were based on copper and gold assay data and took into consideration lithological constraints and known structural trends.

The interpreted 3D solid wireframes for the mineralized envelopes (Figure 41) and lithological units were used to constrain the mineral resource estimate.

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Figure 41. Mineralized solids – View looking east.

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11.1.1	Topography

The topographic surface for the deposit was constructed from the drillhole collar elevations. Since the deposit area is relatively flat and the mineralization does not crop out at surface, this is considered sufficient for the Mineral Resource estimate.

11.1.2	Overburden

A surface representing overburden deposit was constructed from the drillhole lithology logs. The depth to overburden is relatively consistent throughout the deposit area. This surface was used to clip the mineral resource wireframes.

11.2	Statistical Analyses

Classical statistical analysis was carried out for samples within the mineralization wireframes. Samples not within these wireframes do not impact the Mineral Resource estimate.

Samples were coded separately for each mineralization zone. Visual validation was then performed to check sample coding. Log histograms and probability plots were then analysed to determine top cut grade values. Statistical analysis was performed separately for copper and gold.

The distribution of copper grades was lognormal (Figure 41). The log histogram for gold values within the mineralization is close to a lognormal distribution with a slightly positive skew (Figure 42). There is no evidence for mixing of either gold or copper grades, supporting the selected cut-off grades.

Table 19. Statistics for copper, gold and silver within mineralized domains

	Copper (%)	Gold (g/t)	Silver (g/t)
Mean	0.219	0.341	1.159
Maximum	4.816	155.67	110
Minimum	0.001	0.005	0.005
COV	1.071	2.958	1.568
Standard Deviation	0.234	1.009	1.818
11.3	Sample Compositing and Capping

To ensure all samples have the same weight during interpolation and geostatistical analysis, all sample intervals within mineralized domains were composited. A composite length of 1.0 m was used, which represents the mean sample length. Samples were composited from the top of the hole down. Any composites less than 0.50 cm were discarded.

A review of grade outliers was undertaken to ensure that extreme grades are treated appropriately during grade interpolation. All composited drillhole data within the interpreted mineralization was selected to determine if top cuts for copper and gold were required. Histograms, log-probability plots, and coefficient of variation (COV) values were reviewed. The following table shows the top cut values and number of samples cut for each element.

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Table 20. Capping values

	Value	Capped
Copper	3.0%	1
Gold	10 g/t	4
Silver	25 g/t	10

Prior to geostatistical analysis, composite intervals were declustered. The following table summarizes the declustered composite statistics.

Table 21: Declustered capped composite statistics.

	Copper (%)	Gold (g/t)	Silver (g/t)
Mean	0.211	0.324	1.122
Maximum	3.000	10.000	25.000
Minimum	0.001	0.005	0.005
COV	1.027	1.269	1.121
Standard Deviation	0.217	0.411	1.258
11.4	Geostatistical Analysis

Variograms were calculated and modelled for the composited sample file constrained by the corresponding mineralized envelopes using Supervisor software (version 8.14.3.2). Geostatistical analysis was carried out separately for copper, gold, and silver mineralization.

Horizontal continuity was modeled first at twenty 18° increments. Continuity models were then created for the across strike and dip-plane orientations. Once the direction of maximum continuity was selected, a down-hole linear semi-variogram was created to determine the nugget effect. Nested models were fitted for all elements as summarized in the following table. The anisotropy was assessed using Azimuth, Dip, and Azimuth (ADA) rotation.

Table 22: Semi-Variogram Parameters

Metal	Azimuth	Dip	Azimuth	C0	C1	C2	X(m)	Y(m)	Z(m)	Type
Copper	300	70	210	0.153	0.488		46	47	48	Exponential
						0.359	188	164	118	Spherical

Gold	197	74	216	0.177	0.461		54	45	26	Exponential
						0.362	202	144	99	Spherical

Silver	49	79	256	0.287	0.561		49	33	44	Exponential
						0.152	177	117	145	Spherical
11.5	Density

Bulk density values were assigned to block model cells using a single bulk density value for the Beskauga deposit of 2.73 t/m3. This density value is based upon specific gravity measurements made by Arras. Specific gravity was determined by weighing a sample in air and immersed in water, and then calculated using Archimedes method. This value determined by Arras is consistent with historical density measurements collected by previous operators.

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11.6	Block Model

Block modelling was carried out using Geovia GEMS software (version 6.7.2). An empty block model was created to enclose the wireframe models. The block model is not rotated, and its parameters are summarized in the following table.

Table 23: Block model dimensions and parameters

Axis	Extent (m)		Block size (m)	Number of Blocks
	Minimum	Maximum
Easting	587349	589089	20	87
Northing	5737530	5740530	20	150
Elevation	-1050	150	20	60

All blocks falling within the mineralized wireframes were coded with the percentage of the block within the wireframe.

11.7	Grade Interpolation

Copper, gold and silver grades were interpolated into the empty block model using both OK and IDW. The IDW method with a power of two using both a spherical and anisotropic search was used to support and validate the kriged estimates.

Interpolation was carried out separately for each metal and was conducted for the blocks that fell within the boundaries of the mineralized wireframe. The radii of the search ellipsoid and orientation of axes were selected based on the results of geostatistical analysis.

The first search radii for all mineralized envelopes were selected to be equal to approximately one quarter of the semi-variogram long ranges in all directions. Model cells that did not receive a grade estimate from the first pass interpolation run were used in the next (second pass) interpolation with search radii equal to approximately two-thirds the semi-variogram ranges in all directions. A third interpolation run using search radii equal to the semi-variogram ranges. The model cells that did not receive grades from the first three passes were then estimated using a fourth pass with search radii equal to twice the semi-variogram ranges. Interpolation parameters are presented in the following table.

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Table 24: Interpolation parameters

Metal	Pass	Orientation			Search Size			# of Composites		Max per Hole
		Azimuth	Dip	Azimuth	X (m)	Y (m)	Z (m)	Min	Max
Copper	1	300	70	210	50	40	30	8	16	6
	2				125	110	80	6	16	4
	3				190	160	120	4	16	3
	4				380	330	235	3	16	2
Gold	1	197	74	216	50	35	25	8	16	6
	2				135	95	65	6	16	4
	3				200	145	100	4	16	3
	4				405	290	200	3	16	2
Silver	1	49	79	256	45	30	35	8	16	6
	2				120	80	95	6	16	4
	3				180	115	145	4	16	3
	4				355	235	290	3	16	2

The blocks were interpolated using only assay composites restricted by the wireframe models. Change of support was honoured by discretizing to 4-point x 4-point x 4-point kriged estimates. These point estimates are simple averages of the block estimates.

11.8	Model Validation

Validation of the Beskauga block model was completed by comparing the OK interpolated model with the ID2 model and original composites. A summary of the average grade of each model is shown in the table below.

Table 25: Comparison of grades between block model and composites

Average grade	Block Model (OK)	Block Model (ID2)	Composites
Copper	0.14%	0.15%	0.22%
Gold	0.27 g/t	0.27	0.34 g/t
Silver	0.98 g/t	1.00 g/t	1.15 g/t

Validation histograms and probability plots were generated for composites and block model grades. Grade distribution, populations, and swath plots were reviewed and compared. They show that the distribution of block grades honours the distribution of input composite grades. There is a degree of smoothing evident, which is to be expected from the estimation method used, whereby block grades overstate on the lower grade ranges and understate on the higher-grade ranges. Smoothing is particularly evident in areas of wide spaced drilling where the number of composites was relatively low. However, the general trend in the composites is reflected in the block model.

The block models were visually validated by comparing the blocks estimated with actual drill hole composite data on both section and in plan view. Figure 41 is an east-west section showing copper values in the composites plotted against the block model. Composite grades are a good match to the estimated block grades.

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587600.0 E
587800.0 E
588000.0 E
588200.0 E
588400.0 E
588600.0 E
0.0Y
-200.0Y
-400.0Y
-200.0X
0.0X
200.0X
400.0X
600.0X
800.0X

Figure 42.Visual validation of block model copper grades vs drillhole grades

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11.9	Mineral Resource Classification

Mineral Resources were classified using the S-K 1300 definition of Mineral Resources into Indicated and Inferred Mineral Resources. The classification is based upon an assessment of geological and mineralization continuity and QAQC results, as well as considering the level of geological understanding of the deposit. Specific requirements concerning the minimum number of samples and minimum number of drillholes used for grade interpolation for each block as carried out for each search pass were applied as detailed above.

The model cells were coded according to the interpolation run. Generally, the Indicated Mineral Resource class was assigned for the model cells that were interpolated in the first two runs. All other interpolated model cells were classified as Inferred.

The block model was then colour coded based on interpolation run and displayed on screen in plan and section views. Isolated blocks and outliers were identified and downgraded or removed from the resource model.

11.10	Prospects for Economic Extraction

To demonstrate potential of the Beskauga deposit for economic extraction, a preliminary pit optimization study was completed.

The Authors did not estimate Ore Reserves for the deposit. The optimization study was for the sole purpose of providing information that could be used in development of a pit shell for definition of Mineral Resources for the Beskauga Project. This study is conceptual in nature and does not represent any kind of Ore Reserve estimate.

11.10.1	Input Parameters

Inputs for the pit optimization study was based on metallurgical test work and geotechnical pit-slope studies previously completed on the deposit. Mining and processing costs are derived from a review of similar mines in Kazakhstan, in particular KAZ Minerals’ operations.

Metal prices were chosen to be consistent with five-year averages, which is believed to be a sufficiently long enough period to balance erratic price fluctuations.

It is the QP’s opinion that these prices are adequate for the determination of “reasonable prospects for economic extraction”. The material factors that could cause actual results to differ materially from the conclusions, estimates, or designs in the following section include any significant differences from one or more of the material factors or assumptions that were set forth in this section including cut-off grade assumptions, and product pricing forecasts.

The input parameters for the base case are shown in the table below (all costs and prices are in US$).

Table 26: Pit optimization parameters (base case)

Parameter		Unit
Metal prices
Copper	3.50	$/lb
Gold	1,750	$/oz
Silver	22.00	$/oz
Mining and transport
Mining cost	1.50	$/t
Incremental mining cost	0.02	$/t per level
Recoveries
Copper	85.0%
Gold	74.5%
Silver	50.0%
Processing cost
Processing cost (including G&A)	15.00	$/t
Discount rate	8.0%

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Parameter		Unit
Pit slopes
Pit slope for overburden	35	°
Pit slope	55	°
Density for model and waste	2.73	t/m3
Density for overburden	1.50	t/m3

11.10.2	Pit Optimization

The pit optimization was carried out using Studio NPVS software application using the Lerch-Grossman algorithm. The Lerch-Grossman algorithm is an industry-standard optimization technique used in mining and exploration. It is based on graph theory and is one of the widely used methods that allows the detection of the true optimum pit.

In the Lerch-Grossmann algorithm, directed arcs indicate which blocks need to be removed before a block can either be mined and processed, or be dumped as waste. Each block in the model is assigned a revenue value based on the grade of that block and metal price, and then all associated costs are subtracted from the revenue, so that all blocks are assigned a positive or negative dollar value. If the dollar value is positive, that block could potentially be mined profitably providing that all the blocks above do not make a loss if mined. The model pit slopes are specified in terms of the blocks that must be removed to provide access to each block within the block model.

In order to validate the pit shell selected for the prospect for economic extraction, multiple scenarios were evaluated. This included shallower pit angles, higher processing and mining costs, and different recoveries. The pit shell selected is considered a reasonable representation of the potential prospect for economic extraction.

11.11	Mineral Resource Reporting

The Mineral Resource estimate has been reported for all blocks in the resource model that fall within a pit shell that was developed during the pit-optimization process and a gross metal value exceeding $20/t. The gross metal value was calculated using the recovery factors and metal prices showing in the pit optimization parameters table above.

The Mineral Resource estimate has reasonable prospects for eventual economic extraction, and is a realistic inventory of mineralization which, under assumed and justifiable technical and economic conditions, might, in whole or in part, become economically extractable.

Table 27: Mineral Resource estimate for the Beskauga Project (27 December 2021).

Category	Tonnage (Mt)	Cu %	Au g/t	Ag g/t
Indicated	111.2	0.30	0.49	1.34
Inferred	92.6	0.24	0.50	1.14

Notes:

•	A GMV $/t cut-off of $20/t was used, and the GMV formula is: GMV $/t = Au(grams)*74.5%*$56.26+ Cu(tonnes)*85%*$7.714 + Ag(grams)*50%*$0.71
•	Base metal prices considered were $3.50/lb copper, $22.00/oz silver, and $1,750/oz gold.
•	The Mineral Resource is stated within a pit shell using the base-case metal prices.
•	S-K 1300 definitions were followed for the Mineral Resource
•	The Mineral Resource is not believed to be materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors.
•	These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.
•	The quantity and grade of reported Inferred Resources in this Mineral Resource estimate are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as Indicated or Measured; however, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

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11.12	Factors That May Affect The Estimate

It is the QP’s opinion that the Mineral Resource block model is representative of the informing data and that the data is of sufficient quality to support the Mineral Resource Estimate.

Risk factors that could potentially affect the Mineral Resources estimates include:

•	Assumptions used to generate the conceptual data for consideration of reasonable prospects of economic extraction including:
•	long-term commodity price assumptions
•	changes in local interpretations of mineralization geometry and continuity of mineralization zones
•	metal recovery assumptions
•	concentrate grade and smelting/refining terms.
•	The estimated tonnage of mineralization to be mined may vary as infill drilling provides more detailed information about characteristics, thickness and continuity of grade in the deposit.
•	Delays or other issues in reaching agreements with local communities
•	Changes in permitting requirements

It is the QP’s opinion that technical factors that are likely to influence the prospect of economic extraction, including geological interpretations and metallurgical recovery, can be resolved through additional testwork and drilling. Issues related to existing agreements and permitting requirements believed to be able to be resolved.

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12	Mineral Reserve Estimates

This section is not applicable to the current report.

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13	Mining Methods

This section is not applicable to the current report.

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14	Process and Recovery Methods

This section is not applicable to the current report.

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15	Infrastructure

This section is not applicable to the current report.

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16	Market Studies

This section is not applicable to the current report.

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17	Environmental Studies, Permitting and Plans, Negotiations or Agreements with Individuals or Groups

This section is not applicable to the current report.

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18	Capital and Operating Costs

This section is not applicable to the current report.

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19	Economic Analysis

This section is not applicable to the current report.

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20	Adjacent Properties

There is a working salt mine run by a private company immediately south of the Beskauga mineral licence that covers an area of 21.3 km2. The Ekidos and Stepnoe exploration licences surround the salt mining licence (Figure 61).

There are no other mineral licences adjacent to the licence package.

Arras also has an additional 12 exploration concessions totaling approximately 2545.4km2 covering several porphyry copper exploration targets in the Bozshakul-Chingiz Arc.

Figure 80:	Location of the salt mine within the Beskauga Project area (coordinates are WGS/UTM Zone 43N)

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21	Other Relevant Data and Information

The Qualified Persons are not aware of any other relevant data or information that has not been included in this report.

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22	Interpretation and Conclusions

The Beskauga Project includes the large, gold-rich Beskauga porphyry copper-gold deposit within the Bozshakol–Chingiz magmatic-arc terrane of the CAOB, that has a demonstrated pedigree for economic porphyry deposits, notably KAZ Minerals operating Bozshakol mine 135 km to the west. This maiden Mineral Resource completed to CIM guidelines and reported under NI 43-101 represents a major milestone for the Project. The Mineral Resource has been completed only for the Beskauga Main porphyry-style mineralisation and not for the Beskauga South mineralisation which is gold only and may represent a separate porphyry-epithermal system.

The indications of a high-sulphidation epithermal overprint, including the presence of tennantite and minor enargite, with dominant argillic and local advanced argillic alteration, suggest that drilling to date may only have tested the upper part of the porphyry system. However, more work is required to determine the geometry and zonation of alteration and mineralisation at Beskauga. This represents a substantial understanding gap in the Project and presents an opportunity to improve modelling and resource extension targeting. On-going work by Arras Minerals to address this gap includes detailed re-logging of all historical drill core for lithology, alteration and mineralisation (including vein type and vein intensity) as well as magnetic susceptibility, conductivity, density, TerraSpec SWIR/NIR spectroscopy measurements and re-photographing of the historical drill cores. There appears to be substantial upside potential at Beskauga once the understanding of the mineral system architecture is improved and the Beskauga South mineralisation can be added in.

The proposed work program will substantially improve understanding of the geology and economic characteristics of the Project and advance it towards a Preliminary Economic Assessment. These work programs will address several possible risks to the Mineral Resource estimate and project economics identified in the current study. These include the following:

•	There is poor geological understanding to support deposit modelling.
•	The density measurement procedures and data have not been reviewed and a single density value of 2.73 g/cm3 has been used, which although appropriate for the dioritic host rock, represents a potential source of risk to the estimated tonnage. Arras have implemented density measurements on a per sample basis for their current drill program and plan to carry out density measurements of all historical drill core.
•	Limited numbers of QA/QC samples have been submitted for historical drilling by Dostyk – CRMs for gold and copper represent 0.52% and 0.34% of the total samples respectively, blanks represent only 0.9% of all samples, duplicates 0.27% and umpire samples 2.7%. Although the results of QA/QC are acceptable, the low number of QA/QC samples represents a risk to the Project. Arras have implemented a robust QA/QC program for their current drilling consisting of CRM’s, blanks and duplicates at an insertion rate of 2.5%, 2.5% and 5% respectively, which is deemed appropriate for this stage of exploration.
•	Comparison of original and umpire samples show a slight positive bias to the original samples analysed at SAEL, which has not been investigated further and which represents a risk to the grade of the Mineral Resource estimate.
•	Concentrates contain elevated levels of arsenic that may affect the saleability of the concentrate. Although the concentrates show amenability to further processing via the Toowong Process, which removes arsenic and other deleterious elements from the concentrate, the cost of this process has not been determined and thus the presence of arsenic presents a project risk.

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23	Recommendations

The authors recommend an additional work program by Arras on the Beskauga Project over the next 12 months should include:

•	A drill program testing the extensions of the known mineralisation at Beskauga.
•	Collection of multi-element and hyperspectral data from a selection of historical pulps and drill core to enable the design of routine analytical protocol for all additional drilling.
•	Relogging of all available drill core including detailed alteration and vein logging, and development of an appropriate Standard Operating Procedure for logging for future drilling
•	Submission of additional QA/QC samples (~5% pulp duplicates and 5% umpire samples) together with CRMs, in order to improve the quality control data, and design of a routine QA/QC protocol for ongoing drilling.
•	A comprehensive density testing program to confirm the density value used in the Mineral Resource estimate.
•	Integrated geological, structural, alteration, litho-geochemical and hyperspectral study to support the development of a three-dimensional (3D) geological model along with a geometallurgical domain model.
•	Additional metallurgical test work to confirm recovery and comminution parameters as well as deleterious element mitigation, with sample selection based on geometallurgical domains.
•	Follow-up on regional targets with mapping and sampling
•	Identify power and water sources, project requirements, and begin all permitting processes.
•	Address any other gaps to be filled in order to advance the Project towards a Mineral Resource update and Preliminary Economic Assessment.

These items should be carried out concurrently as a single phase of work over the next 12 months.

The authors estimate that the total cost of the next phase work program is approximately US$1.5 million.

Table 26:	Work program estimate

Item	Cost in US$
Drilling of 6,000 m at Beskauga (exploration to test extensions of deposit	600,000
Mapping & Sampling	200,000
Geophysics	180,000
Study of infrastructure	20,000
QAQC sampling and density testing	50,000
Additional metallurgical testing	100,000
In-country general and administration and logistics	400,000
Total	1,500,000

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24	References

Ammtec Ltd (December 2010), Flotation Testing conducted on Beskauga Samples, Report No. A12741.

Ammtec Ltd (September 2011), Metallurgical Testing conducted upon High Grade ore composite, Report No. A13457.

Berger, B.R., Ayuso, R.A., Wynn, J.C., and Seal, R.R. (2008). Preliminary Model of Porphyry Copper Deposits. USGS Open-File Report 2008-1321, 55 p.

Brown, M, Marshall, N. (June 2018) “Geotechnical Pre-Feasibility study of the Beskauga Project, Kazakhstan”. Report prepared by SRK Consulting (UK) for Dostyk Ltd.

CSA Global Pty Ltd, (November 2013) JORC Compliant Report, Modelling and Resource Estimation on the Beskauga Au-Ag-Cu-Mo Project, Pavlodar Province, Republic of Kazakhstan.

Egorova, I.V., Ismailov, H.K. (2017) Beskauga deposit, hydrogeological report. Produced for Dostyk Ltd by CenterGeolSyomka Ltd. of Karaganda, Kazakhstan.

Jahn, B.-M., Wu, F. and Chen, B. 2000 - Granitoids of the Central Asian Orogenic Belt and continental growth in the Phanerozoic. Transactions of the Royal Society of Edinburgh, Earth Sciences, 91, 181-193.

Joint Ore Reserves Committee, 2012. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. The JORC Code, 2012 Edition. [online]. Available from http://www.jorc.org (The Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists, and Minerals Council of Australia).

Kazmekhanbor (July 2009), Processing Test Results on Geological Sample from Beskauga Main deposit.

Montgomery, M. (2015), JORC compliant Report, Modelling Resource Estimation on the Beskauga Porphyry Cu/Au Deposit, Pavlodar Province, Republic of Kazakhstan. Prepared by Geosure Exploration & Mining Solutions Pty Ltd for Copperbelt AG.

Seltmann, R., and Porter, T.M. 2005 - The Porphyry Cu-Au/Mo Deposits of Central Eurasia: 1. Tectonic, Geologic & Metallogenic Setting and Significant Deposits; in Porter, T.M. (Ed.), Super Porphyry Copper & Gold Deposits: A Global Perspective; PGC Publishing, Adelaide, v. 2, pp 467-512.

Sengor, A.M.C., Natal’in, B.A., and Burtman, V.S. (1993) - Evolution of the Altaid tectonic collage and Paleozoic crustal growth in Eurasia. Nature, 364, 299-307.

Sillitoe, R.H. (2000). Gold-rich porphyry deposits—Descriptive and genetic models and their role in exploration and discovery. Reviews in Economic Geology, 13, 315-345.

Sillitoe, R.H. (2010). Porphyry Copper Systems. Economic Geology, 105, 3-41.

Starkey & Associates Inc. (April 2017), Comminution Analysis Report, S&A Project No. S216.

Wardell Armstrong International Ltd (November 2015), Grinding and Flotation Testing of Samples from the Beskauga Main Deposit (Grinding Test work Report), Report No. ZT64-0493

Wardell Armstrong International Ltd (May 2017), Flotation Testing of 3 Bulk Ore Samples from the Beskauga Main deposit, report No. ZT64-0493.

White & Case Kazakhstan LLP, 2 October 2020, Legal Due Diligence Report: Project Arras Minerals (extracts provided by Arras Minerals)

Windley, B.F., Alexeiev, D., Xiao, W., Kröner, A., and Badarch, G. (2007) Bicentennial Review. Tectonic models for accretion of the Central Asian Orogenic Belt. Journal of the Geological Society, London, Vol. 164, 2007, pp. 31–47.

Yakubchuk, A. 2002 - The Baikalide-Altaid and North Pacific orogenic collages: similarity and diversity of structural patterns and metallogenic zoning; in Blundell, D., Neubauer, F. and von Quadt, A., (Eds.), Geological Society, London, Special Publications, 204, 273-297.

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25	Reliance on Information by the Registrant

The authors and have relied upon Arras Minerals and its management for information related to underlying contracts and agreements pertaining to the acquisition of the mining claims and their status and technical information not in the public domain (Section 3), including extracts from a legal due diligence report (White and Case, 2020) that were provided by Arras Minerals. The Property description presented in this report is not intended to represent a legal, or any other opinion as to title.

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26	Date and Signature Page

This report titled “Technical Report Summary on the Beskauga Copper-Gold Project, Pavlodar Province, Republic of Kazakhstan” with an effective date of 27 February 2024, was prepared and signed by:

Archer Cathro & Associates Ltd. (Sections 1,2,3, 9 & 11)

(“signed and sealed) Archer Cathro & Associates Ltd.

And

Timothy Barry, Arras Minerals Corp. (Sections 1-8, 10, 20 and 21)

(“signed and sealed) Arras Minerals Corp.

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27	Abbreviations and Units of Measurement
°	degrees
°C	degrees Celsius
3D	three-dimensional
AAS	atomic absorption spectrometry
Ag	silver
As	arsenic
Au	gold
Beskauga	Beskauga Copper-Gold Project
CAOB	Central Asian Orogenic Belt
CIL	carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
Copperbelt	Copperbelt AG
COV	coefficient of variation
CRM	certified reference material
CSA Global	CSA Global Canada Consultants Limited
Cu	copper
Dostyk	Dostyk LLP
DTM	digital terrain model
FA	fire assay
g	gram(s)
g/cm3	grams per cubic centimetre

g/t	grams per tonne
GPS	global positioning system
ICP-OES	inductively coupled plasma-optical emission spectrometry.
IDW	inverse distance weighting
IP	induced polarization
JORC Code	Joint Ore Reserves Committee Code
kg	kilogram(s)
km, km2	kilometre(s), square kilometre(s)
kVA	kilo-volt-amperes
lb	pound(s)
LIMS	laboratory information management system
M	million(s)

m, m2	metre(s), square metre(s)
MIID	Ministry of Industry and Infrastructural Development
mm	millimetre(s)

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Mt	million tonnes
NI 43-101	National Instrument 43-101 – Standards for Disclosure for Mineral Projects
NSR	net smelter return
OK	ordinary kriging
oz	ounce(s)
ppm	parts per million
QAQC	quality assurance/quality control
RC	reverse circulation
SAEL	Stewart Assay and Environmental Laboratory
SD	standard deviation
Arras Minerals	Arras Minerals Corp.
SRTM	Shuttle Radar Topography Mission
SSU Code	Code on Subsoil and Subsoil Use
SUL	subsoil use licence
SUR	subsoil use right
t	tonne(s)

t/m3	tonnes per cubic metre
the Registrant	Arras Minerals Corp.
the Project	Beskauga Copper-Gold Project
US$	United States dollars
WAI	Wardell Armstrong International

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